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Exhibit 99.2

PETRO- CANADA MANAGEMENT PROXY CIRCULAR Petro-Canada Notice of 2005 Annual and Special Meeting April 26, 2005

Table of Contents

Invitation to Shareholders	3
Notice of Annual and Special Meeting	3
Voting and Proxies: Commonly Asked Questions and Answers	4
MANAGEMENT PROXY CIRCULAR
Business of the Meeting	7
Consolidated Financial Statements	7
Election of the Board of Directors	7
Appointment of Auditors	7
Amendment to the Employee Stock Option Plan	7
Repeal of By-Law No. 2	7
Nominees for Election to the Board of Directors	7
Meetings Held and Attendance of Directors	10
Additional Disclosure Relating to Directors	10
Executive Compensation	11
Report on Executive Compensation	11
Stock Performance Graph	14
Summary Compensation Table	15
Equity Compensation Plans	16
Grants of Stock Options	17
Stock Options Exercised	18
Pension Plans	18
Contracts Relating to Termination of Employment	21
Compensation of the Board of Directors	21
Indebtedness of Directors, Executive and Senior Officers	22
Directors and Officers Insurance Program	23
Corporate Governance Practices	23
Principles	23
Board of Directors	23
Composition of the Board of Directors	23
Independence of the Board of Directors	23
Responsibilities of the Board of Directors	24
Review of the Board of Directors	24
Committees of the Board of Directors	24
Legislative and Regulatory Requirements	24
Submission Date for 2006 Shareholder Proposals	34
Shareholder Feedback	34
Additional Information	35
Board of Directors' Approval	35
Schedule "A" – Amendment to the Employee Stock Option Plan	36
Schedule "B" – Repeal of By-Law No. 2	39
– Appendix 1 – By-Law No. 2 of the Company	40

*Marque de commerce de Petro-Canada – Trademark

Your Vote Counts...

Registered Shareholders

You will have received a Form of Proxy from Petro-Canada's transfer agent, CIBC Mellon Trust Company. Complete, sign and mail your Form of Proxy in the postage prepaid envelope provided or fax to the number indicated on the form. To vote in person at the meeting, refer to pages 4 to 6 of the Management Proxy Circular.

Non-Registered Shareholders

Your shares are held in the name of a nominee (securities broker, trustee or other financial institution). You will have received a request for voting instructions from your nominee. Follow the instructions on your Voting Instruction Form to vote by telephone, Internet or fax, or complete, sign and mail the Voting Instruction Form in the postage prepaid envelope provided. To vote in person at the meeting, refer to pages 4 to 6 of the Management Proxy Circular.

2    Petro-Canada Management Proxy Circular

Invitation to Shareholders

Dear Shareholder:

On behalf of the Board of Directors, management and employees, we are pleased to invite you to join us at Petro-Canada's Annual and Special Meeting of shareholders to be held on Tuesday, April 26, 2005, at 11:00 a.m. (MDT) in the Crystal Ballroom of The Fairmont Palliser Hotel, Calgary, Alberta.

    The items of business to be considered at this meeting are described in the Notice of Annual and Special Meeting, and accompanying Management Proxy Circular.

    If you cannot attend the meeting in person, we encourage you to exercise the power of your proxy vote by following the procedure outlined in the attached Management Proxy Circular.

    Available on our corporate Web site, www.petro-canada.ca, is the full text of Petro-Canada's 2004 Annual Report, as well as quarterly results, recent presentations to the investment community and other corporate information.

    Following the formal portion of the meeting, Ron A. Brenneman, president and chief executive officer of Petro-Canada, will review the affairs of the Company. You will also have an opportunity to ask questions and to meet your Board of Directors and executives. A recorded version of Mr. Brenneman's remarks will be available on our Web site after the meeting.

    Whether you choose to make your vote count in person or by proxy, we appreciate your participation in this important forum for our shareholders.

Sincerely,

Brian F. MacNeill Chairman of the Board of Directors	Ron A. Brenneman President and Chief Executive Officer

Notice of Annual and Special Meeting of Shareholders of Petro-Canada

The Annual and Special Meeting of shareholders of Petro-Canada will be held on Tuesday, April 26, 2005, at 11:00 a.m. (MDT) in the Crystal Ballroom of The Fairmont Palliser Hotel, 133 - 9 Avenue S.W., Calgary, Alberta.

    The meeting will have the following purposes:

  •
  to receive the Consolidated Financial Statements of the Company for the year ended December 31, 2004, together with the report of the auditors;
  •
  to elect Directors of the Company to hold office until the close of the next Annual Meeting;
  •
  to appoint Deloitte & Touche LLP as auditors of the Company to hold office until the close of the next Annual Meeting;
  •
  to consider and, if thought fit, pass a resolution, with or without variation, approving an amendment to the Employee Stock Option Plan, as described in Schedule "A" to the Management Proxy Circular;
  •
  to consider and, if thought fit, pass a resolution, with or without variation, approving the repeal of By-Law No. 2, as described in Schedule "B" to the Management Proxy Circular; and
  •
  to transact such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment.

    The accompanying Management Proxy Circular provides detailed information relating to the matters to be dealt with at the meeting and forms part of this Notice.

    Shareholders who cannot attend in person, or who are attending but prefer the convenience of expressing their vote in advance, may vote by proxy. Detailed instructions on how to complete and return proxies are provided on pages 4 to 6 of the Management Proxy Circular. To be effective, the completed Form of Proxy must be received by the Company's transfer agent and registrar, CIBC Mellon Trust Company (CIBC Mellon), at 600 The Dome Tower, 333 - 7 Avenue S.W., Calgary, Alberta, T2P 2Z1, by 11:00 a.m. (MDT) on Friday, April 22, 2005, or, if the meeting is adjourned, not less than 48 hours, excluding Saturdays, Sundays and holidays, preceding the adjourned meeting.

    Shareholders registered at the close of business on March 10, 2005, will be entitled to receive notice of and vote at the meeting.

By order of the Board of Directors of Petro-Canada,

Hugh L. Hooker
Associate General Counsel and
Corporate Secretary

March 3, 2005
Calgary, Alberta

3    Petro-Canada Management Proxy Circular

VOTING AND PROXIES: COMMONLY ASKED QUESTIONS AND ANSWERS

Your vote is very important to us. If you are unable to attend the meeting, or if you plan to attend but prefer the convenience of voting in advance, we encourage you to exercise your vote using any of the voting methods described below.

Q.
Am I entitled to vote?
A.
You are entitled to vote if you were a holder of common shares of Petro-Canada as of the close of business on March 10, 2005. Each common share is entitled to one vote.

  The list of registered shareholders maintained by the Company will be available for inspection after March 18, 2005, during usual business hours at the Company's registered office, and will be available at the meeting.

Q.
What am I voting on?
A.
You are voting on the following matters:
•
the election of Directors to the Board of Directors of the Company until the close of the next Annual Meeting;
•
the appointment of Deloitte & Touche LLP as auditors of the Company until the close of the next Annual Meeting;
•
the proposed amendment to the Employee Stock Option Plan as set out in Schedule "A;" and
•
the proposal to approve the repeal of By-Law No. 2 as set out in Schedule "B."

Q.
How many votes are required to pass a matter on the agenda?
A.
A simple majority of the votes cast, in person or by proxy, is required for each of the matters specified in this management proxy circular.

Q.
What if amendments are made to these matters or if other matters are brought before the meeting?
A.
If you attend the meeting in person and are eligible to vote, you may vote on such matters as you choose.

  If you have completed and returned a Form of Proxy, the person named in the Form of Proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting of shareholders of Petro-Canada, and to other matters which may properly come before the meeting. As of the date of this Management Proxy Circular, the management of the Company knows of no such amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named in the Form of Proxy will vote on them in accordance with their best judgment.

Q.
Who is soliciting my proxy?
A.
The management of Petro-Canada is soliciting your proxy.

  Solicitation of proxies is done primarily by mail, telephone or other contact, by employees or agents of the Company at a nominal cost, and all costs of such solicitation will be borne by the Company.

Q.
How can I vote?
A.
If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the meeting or by signing and returning your Form of Proxy by mail in the prepaid envelope provided or by fax to the number indicated on the form.

  If your shares are not registered in your name but are held by a nominee (usually a bank, trust company, securities broker or other financial institution), please see the questions and answers below.

Q.
How can a non-registered shareholder vote?
A.
If your shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), you are a "non-registered" shareholder and your nominee is required to seek instructions from you as to how to vote your shares. Your nominee will have provided you with a package of information including these meeting materials and either a Form of Proxy or a Voting Instruction Form. Carefully follow the instructions accompanying the proxy or Voting Instruction Form.

Q.
How can a non-registered shareholder vote in person at the meeting?
A.
The Company does not have the names of its non-registered shareholders. Therefore, if you attend the meeting, the Company will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as a proxyholder. If you wish to vote in person at the meeting, insert your own name in the space provided (appointee section) on the Form of Proxy or Voting Instruction Form sent to you by your nominee. In doing so, you are instructing your nominee to appoint you as a proxyholder. Complete the form by following the return instructions provided by your nominee. Do not otherwise complete the form as you will be voting in person at the meeting. You should present yourself to a representative of CIBC Mellon upon arrival at the meeting.

4    Petro-Canada Management Proxy Circular

Q.
Who votes my shares and how will they be voted if I return a Form of Proxy?
A.
By properly completing and returning a form of proxy, you are authorizing the person named in the form of proxy to attend the meeting and to vote your shares. You can use the enclosed proxy form, or any other proper Form of Proxy, to appoint your proxyholder.

  The shares represented by your proxy must be voted as you instruct in the form of proxy. If you properly complete and return your proxy but do not specify how you wish the votes cast, your shares will be voted as your proxyholder sees fit.

  Unless contrary instructions are provided, shares represented by proxies received by management will be voted:

  •
  FOR the election as Directors of those nominees set out in this Management Proxy Circular;
  •
  FOR the appointment of Deloitte & Touche LLP as the auditors of the Company;
  •
  FOR the amendment to the Employee Stock Option Plan, as described in Schedule "A" to this Management Proxy Circular; and
  •
  FOR repealing By-Law No. 2, as described in Schedule "B" to this Management Proxy Circular.

Q.
Can I appoint someone other than the individuals named in the enclosed proxy to vote my shares?
A.
Yes, you have the right to appoint some other person of your choice who need not be a shareholder to attend and act on your behalf at the meeting. If you wish to appoint a person other than those named in the enclosed form of proxy, then strike out those printed names appearing on the form of proxy and insert the name of your chosen proxyholder in the space provided. NOTE: It is important to ensure that any other person you appoint is attending the meeting and is aware that his or her appointment has been made to vote your shares. Proxyholders should, on arrival at the meeting, present themselves to a representative of CIBC Mellon.

Q.
What if my shares are registered in more than one name or in the name of a company?
A.
If the shares are registered in more than one name, all those persons in whose name the shares are registered must sign the Form of Proxy. If the shares are registered in the name of a company or any name other than your own, you should provide documentation that proves you are authorized to sign the Form of Proxy. If you have any questions as to what documentation is required, contact CIBC Mellon prior to submitting your Form of Proxy.

Q.
Can I revoke a proxy or voting instruction?
A.
If you are a registered shareholder and have returned a form of proxy, you may revoke it by:
1.
completing and signing another Form of Proxy bearing a later date, and delivering it to CIBC Mellon; or
2.
delivering a written statement, signed by you or your authorized attorney to:
(a)
the corporate secretary of Petro-Canada at 150 - 6 Avenue S.W., Calgary, Alberta, T2P 3E3 at any time up to and including April 25, 2005, or, if adjourned the business day preceding the day to which the meeting adjourned; or

(b)
the chairman of the meeting prior to the commencement of the meeting on the day of the meeting or, if the meeting is adjourned the day to which the meeting is adjourned.

  If you are a non-registered shareholder, contact your nominee.

Q.
Is my vote confidential?
A.
Your proxy vote is confidential. Proxies are received, counted and tabulated by Petro-Canada's transfer agent, CIBC Mellon. CIBC Mellon does not disclose individual shareholder votes to Petro-Canada.

Q.
Are there any voting restrictions?
A.
The Petro-Canada Public Participation Act (Act) requires that the Articles of the Company include certain restrictions on the ownership and voting of shares of the Company. The Act provides that the outstanding voting shares of the Company are its common shares and exercisable options to purchase its common shares.

  The following summarizes the restriction currently contained in the Company's Articles:

  "No person, together with associates of that person, may hold, beneficially own or control, directly or indirectly, otherwise than by way of security only, in the aggregate voting shares to which are attached more than 20% of the votes that may ordinarily be cast to elect Directors of the Company."

Q.
How many common shares are outstanding?
A.
As of the date of this Management Proxy Circular, there were 260,358,471 common shares outstanding.

  To the knowledge of the Board of Directors and officers of Petro-Canada, no person beneficially owns or exercises control or direction over securities carrying 10% or more of the voting rights attached to any class of voting securities of the Company, except for Wellington Management Company LLP which we are advised exercises control over 26,442,783 common shares, representing approximately 10.1563% of the outstanding common shares.

5    Petro-Canada Management Proxy Circular

Q.
What is electronic delivery?
A.
Electronic delivery is a voluntary program whereby e-mail notification would be given to non- registered shareholders of Petro-Canada that documents which must be delivered pursuant to securities legislation are available on Petro-Canada's Web site. Every year, Petro-Canada delivers to its shareholders, documentation such as this Management Proxy Circular and our Annual Report, that must by law be available to shareholders of a public company. Petro-Canada would like to make this process more convenient for its shareholders and proposes that non-registered shareholders may elect to be notified by e-mail when documentation is posted on Petro-Canada's Web site. Electronic delivery will save paper, as an environmental benefit, and reduce costs for the Company.

Q.
How can I ask for electronic delivery?
A.
If you are a non-registered shareholder, go to the ADP Investor Communications Web site www.investordeliverycanada.com (ADP provides the proxy, financial reports and regulatory mailing service to non-registered shareholders of Petro-Canada) and follow the instructions on the screen. You will need your 12-character Control Number (you will find it on the Form of Proxy provided in your package).

Q.
What if I have other questions?
A.
If you have any questions regarding the Annual and Special Meeting, please contact Petro-Canada's transfer agent, CIBC Mellon, or its authorized agent nearest you:

  Canada: CIBC Mellon Trust Company at
                        1-800-387-0825
                        www.cibcmellon.com

  United States: Mellon Investor Services LLC at
                        1-800-387-0825
                        www.cibcmellon.com

  or contact the corporate secretary of Petro-Canada at
                        403-296-7778
                        hhooker@petro-canada.ca

6    Petro-Canada Management Proxy Circular

BUSINESS OF THE MEETING

1.     Consolidated Financial Statements

  The Consolidated Financial Statements for the year ended December 31, 2004, are included in the 2004 Annual Report available to all shareholders at the time of this Notice of Annual and Special Meeting of shareholders.

2.     Election of the Board of Directors

  The following are the nominees proposed for election to the Board of Directors of Petro-Canada to hold office until the close of the next Annual Meeting of shareholders or until their successors are duly elected or appointed:

Ron A. Brenneman Angus A. Bruneau Gail Cook-Bennett Richard J. Currie Claude Fontaine Paul Haseldonckx	Thomas E. Kierans Brian F. MacNeill Maureen McCaw Paul D. Melnuk Guylaine Saucier James W. Simpson

  Biographies for these nominees are set out in this Management Proxy Circular under the heading "Nominees for Election to the Board of Directors."

3.     Appointment of Auditors

  The Board of Directors propose that Deloitte & Touche LLP be appointed as the auditors of the Company for the 2005 fiscal year.

  Deloitte & Touche LLP were appointed as auditors of the Company on June 7, 2002. Deloitte & Touche LLP billed the Company for services rendered in the year ended December 31, 2004, as follows: (a) audit fees – $2,367,000 (2003 – $2,201,000); (b) audit-related services for pension plan and attest services – $71,000 (2003 – $28,000) and (c) other services related to the licensing of access to industry databases – $107,000 (2003 – $74,000).

  As part of the Company's corporate governance practices, the Board of Directors adheres to a practice of limiting the auditors from providing services not related to the audit. In 2004, the Company cancelled the licensing of access to industry databases provided by the auditors. All services provided by the auditors are pre-approved by the Audit, Finance and Risk Committee.

4.     Amendment to the Employee Stock Option Plan

  Attached to this Management Proxy Circular as Schedule "A" is a proposed amendment to the Petro-Canada Employee Stock Option Plan. At the meeting, shareholders will be asked to approve the amendment.

5.     Repeal of By-Law No. 2

  Attached to this Management Proxy Circular as Schedule "B" is a proposal to approve the repeal of By-Law No. 2. At the meeting, shareholders will be asked to approve the repeal of By-Law No. 2.

Nominees for Election to the Board of Directors

Action is to be taken at the meeting to elect 12 Directors of the Company. The Articles of Petro-Canada provide that the number of Directors of the Company shall be a minimum of 9 and a maximum of 13. The number of Directors of the Company and the number of Directors to be elected at an Annual Meeting of shareholders shall be determined from time to time by resolution of the Board of Directors. The Board of Directors may between Annual Meetings appoint one or more additional Directors, who shall hold office for a term expiring not later than the close of the next Annual Meeting of shareholders, but the total number of Directors so appointed may not exceed one-third of the number of Directors elected at the previous Annual Meeting of shareholders.

    The term of office of each of the current Directors expires at the close of the Annual and Special Meeting. Set out below are the names and biographies of the nominees for election as Directors and, unless authority to do so is withheld, the persons named in the enclosed Form of Proxy intend to vote for these nominees. Management does not contemplate that any of these nominees will be unable to serve as a Director however, should that occur for any reason, the persons named in the Form of Proxy have the right to vote for another nominee in their discretion, unless the shareholder has directed that the shares be withheld from voting in the election of Directors. Each Director

7    Petro-Canada Management Proxy Circular

elected will hold office until the close of the next Annual Meeting of shareholders of the Company or until his or her successor is elected or appointed.

RON A. BRENNEMAN Calgary, Alberta, Canada Director since: 2000 Share ownership: 38,134 [1] DSU ownership: 94,664 [2]	Ron Brenneman is the president and chief executive officer of the Company. Prior to joining the Company in 2000, he held various positions within Exxon Corporation (integrated oil) and its affiliated companies. He also serves as a director of the Bank of Nova Scotia and BCE Inc. He is a member of the Boards of Directors of the Canadian Council of Chief Executives and the Canadian Unity Council. Mr. Brenneman holds a BSc. and an MSc.

ANGUS A. BRUNEAU, O.C. St. John's, Newfoundland and Labrador, Canada Director since: 1996 Share ownership: 2,757 [1] DSU ownership: 4,594 [2]	Angus Bruneau is chairman of the Board of Directors of Fortis Inc. (a utilities and services corporation). He also serves as a director of Inco Limited and SNC Lavalin Group Inc. He is an active executive member of a number of not-for-profit organizations, including Sustainable Development Technology Canada, Canadian Institute for Child Health, Canada's Top 40 Under 40, the Canadian Foundation for Innovation and the Nature Conservancy of Canada. Dr. Bruneau is a P.Eng and holds a BSc., D.Eng, and a PhD. He is chair of the Environment, Health and Safety Committee and a member of the Audit, Finance and Risk Committee.

GAIL COOK-BENNETT Toronto, Ontario, Canada Director since: 1991 Share ownership: 2,049 [1] DSU ownership: 9,044 [2]	Gail Cook-Bennett is chairperson of the Canada Pension Plan Investment Board (public pension plan investment). She also serves as a director of Emera Inc., and Manulife Financial Corporation. Dr. Cook-Bennett holds a BA, MA, and a PhD (Econ). She is chair of the Pension Committee and a member of the Audit, Finance and Risk Committee.

RICHARD J. CURRIE, O.C. Toronto, Ontario, Canada Director since: 2003 Share ownership: 10,000 [1] DSU ownership: 788 [2]	Dick Currie is chairman of the Board of Bell Canada Enterprises (BCE Inc.) (telecommunications). From 1996 to 2002, he had been president and director of George Weston Limited (food processing and distribution). He serves as a director of CAE, Inc. and Staples, Inc. He also serves as chancellor of the University of New Brunswick. Mr. Currie holds a BEng and an MBA. He is a member of the Management Resources and Compensation Committee and the Pension Committee.

CLAUDE FONTAINE, Q.C. Montreal, Quebec, Canada Director since: 1987 Share ownership: 10,407 [1] DSU ownership: 12,776 [2]	Claude Fontaine is a senior partner with Ogilvy Renault (barristers and solicitors). He also serves as a director of Optimum General Inc., the Institute of Corporate Directors (national vice-chair and chair of the Quebec chapter) and the Montreal Heart Institute Foundation. He is an honourary governor of the Canadian Unity Council. Mr. Fontaine holds a BA and an LL. L. He is a member of the Management Resources and Compensation Committee and the Corporate Governance and Nominating Committee.

PAUL HASELDONCKX Essen, Germany Director since: 2002 Share ownership: 3,301 [1] DSU ownership: 2,241 [2]	Paul Haseldonckx is the past chairman of the Executive Board of Veba Oil & Gas GmbH (integrated oil and gas) and its predecessor companies. He is a guest lecturer at Leiden University MBA Program on International Management. Mr. Haseldonckx holds an MSc. He is a member of the Audit, Finance and Risk Committee and the Environment, Health and Safety Committee.

1
The information regarding the number of common shares beneficially owned or controlled or directed has been furnished by the respective nominees individually.
2
See "Compensation of the Board of Directors" for Directors who are not employees of the Company and "Executive Compensation" for the president and chief executive officer.

8    Petro-Canada Management Proxy Circular

THOMAS E. KIERANS, O.C. Toronto, Ontario, Canada Director since: 1991 Share ownership: 20,450 [1] DSU ownership: 2,530 [2]	Tom Kierans is chairman of CSI Global Markets (financial education and accreditation), a for profit enterprise. Since 1999, he was consecutively executive chairman and chairman of the Canadian Institute for Advanced Research. He also serves as a director of Manulife Financial Corporation and BCE Inc. He is an advisor to Lazard Corporation (Canada) and to York University and The University of Western Ontario. He holds a BA (Honours) and an MBA (Finance, Dean's Honours List) and is a fellow of the (Canadian) Institute of Corporate Directors. He is chair of the Management Resources and Compensation Committee and a member of the Corporate Governance and Nominating Committee.

BRIAN F. MACNEILL Calgary, Alberta, Canada Director since: 1995 Share ownership: 5,100 [1] DSU ownership: 15,842 [2]	Brian MacNeill is the chairman of the Board of Directors of Petro-Canada. Prior to that, he was president and chief executive officer of Enbridge Inc. (pipeline business). He is also chairman and director of Dofasco Inc. and a director of the Toronto-Dominion Bank, West Fraser Timber Co. Ltd. and TELUS Corporation. He is a member of the Alberta and Ontario Institutes of Chartered Accountants and the Financial Executives Institute. He is a fellow of the Canadian Institute of Chartered Accountants and chair of the Board of Governors of the University of Calgary. Mr. MacNeill is a CPA and holds a B.Comm. He is a member of all committees of the Board of Directors of the Company.

MAUREEN McCAW Edmonton, Alberta, Canada Director since: 2004 Share ownership: 494 [1] DSU ownership: 550 [2]	Maureen McCaw is president of Criterion Research Corp. (marketing research), having founded the company in 1986. She is the immediate past chair of the Edmonton Chamber of Commerce and continues to serve as a director thereof. She also serves on a number of Alberta boards and advisory committees. Ms. McCaw holds a BA. She is a member of the Environment, Health and Safety Committee and the Pension Committee.

PAUL D. MELNUK St. Louis, Missouri, USA Director since: 2000 Share ownership: 2,200 [1] DSU ownership: 5,897 [2]	Paul Melnuk is chairman and chief executive officer of Thermadyne Holdings Corporation (industrial products) and managing partner of FTL Capital Partners LLC (merchant banking). Prior to that he was chairman of the Board of Directors of Thermadyne Holdings Corporation. He is past president and chief executive officer of Bracknell Corporation and Barrick Gold Corporation. He is a member of the Canadian Institute of Chartered Accountants and of the World Presidents' Organization, St. Louis chapter. Mr. Melnuk holds a B.Comm and is chair of the Audit, Finance and Risk Committee and a member of the Environment, Health and Safety Committee.

GUYLAINE SAUCIER, F.C.A., C.M. Montreal, Quebec, Canada Director since: 1991 Share ownership: 4,260 [1] DSU ownership: 13,788 [2]	Guylaine Saucier is past chair of each of the Joint Committee on Corporate Governance, the Canadian Broadcasting Corporation and the Canadian Institute of Chartered Accountants. She is a director of Altran Technologies, the Bank of Montreal, Nortel Networks Corporation, AXA Assurances Inc. and CHC Helicopter Corp. Mrs. Saucier holds a BA and a B.Comm and is a fellow of the Canadian Institute of Chartered Accountants. She is chair of the Corporate Governance and Nominating Committee and a member of the Pension Committee.

JAMES W. SIMPSON Danville, California, USA Director since: 2004 DSU ownership: 413 [2]	Jim Simpson is past president of Chevron Canada Resources (oil and gas). He is also the past chairman of the Canadian Association of Petroleum Producers and vice-chairman of the Canadian Association of the World Petroleum Congresses. Mr. Simpson holds a BSc. and a MSc. and is a member of the Audit, Finance and Risk Committee and the Environment, Health and Safety Committee.

1
The information regarding the number of common shares beneficially owned or controlled or directed has been furnished by the respective nominees individually.
2
See "Compensation of the Board of Directors" for Directors who are not employees of the Company and "Executive Compensation" for the president and chief executive officer.

9    Petro-Canada Management Proxy Circular

Meetings Held and Attendance of Directors

The information below sets out the number of Board of Directors and committee meetings held and the attendance of Directors for the year ended December 31, 2004.

Summary of Attendance of Directors

Director	Board of Directors Meetings Attended	Committee Meetings Attended

Ron A. Brenneman *	11 of 11	24 of 24
Angus A. Bruneau	8 of 11	11 of 13
Gail Cook-Bennett	11 of 11	10 of 11
Richard J. Currie	9 of 11	9 of 9
Claude Fontaine	11 of 11	9 of 9
Paul Haseldonckx	11 of 11	13 of 13
Thomas E. Kierans	9 of 11	8 of 9
Brian F. MacNeill	11 of 11	22 of 24
Maureen McCaw **	6 of 7	4 of 4
Paul D. Melnuk	10 of 11	11 of 13
Guylaine Saucier	8 of 11	6 of 6
William W. Siebens ***	9 of 11	6 of 9
James W. Simpson ****	5 of 5	6 of 6

*
As a member of management, Mr. Brenneman is not a member of any committee; he is invited to attend all committee meetings, except for in camera sessions.
**
Ms. McCaw joined the Board of Directors in April 2004.
***
Mr. Siebens retires from the Board of Directors, effective April 26, 2005.
****
Mr. Simpson joined the Board of Directors in July 2004.

Additional Disclosure Relating to Directors

To the knowledge of Petro-Canada, no director of Petro-Canada is, or has been in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following:

(i)
Mme. Saucier, who is subject to a cease trade order in her capacity as a director of Nortel Networks Corporation. On May 31, 2004, the Ontario Securities Commission (OSC) issued a final management cease trade order (CTO) prohibiting certain directors, senior officers and certain current and former employees of Nortel Networks Corporation and Nortel Networks Limited from trading in the securities of Nortel Networks Corporation and Nortel Networks Limited, which finalized the temporary order issued on May 17, 2004. This final order will remain in effect until two full business days following the receipt by the OSC of all filings required to be made by Nortel Networks Corporation and Nortel Networks Limited pursuant to Ontario securities laws. Securities commissions in certain other provinces have issued similar final orders with respect to certain insiders of Nortel Networks Corporation and Nortel Networks Limited who are residents in those jurisdictions.

(ii)
Messrs. Currie and Kierans were directors of Teleglobe Inc. from December 2000 until April 2002. Teleglobe Inc. filed for court protection under insolvency statutes on May 28, 2002.

10    Petro-Canada Management Proxy Circular

EXECUTIVE COMPENSATION

Report on Executive Compensation

Management Resources and Compensation Committee

The Management Resources and Compensation Committee (the Committee) is composed entirely of unrelated Directors. The Committee is responsible for reviewing and making recommendations to the Board of Directors regarding compensation and benefit practices and management development and succession. Chief executive officer and officer performance, succession and recruitment are key accountabilities. The mandate of the Committee can be found on the Company's Web site at www.petro-canada.ca.

Compensation Philosophy

The success of the Company depends to a great extent on the Company's ability to attract, retain and motivate high-performing employees at all levels of the organization. The Company regularly reviews its compensation policies by reference to these objectives.

    The Management Resources and Compensation Committee of the Board of Directors, comprised entirely of unrelated Directors, reviews overall compensation policies and makes recommendations to the Board of Directors on the compensation program for the executive officers of Petro-Canada, including the Named Executive Officers (see page 15). The objectives of the program are to:

  •
  attract and retain key personnel;
  •
  encourage commitment to the Company and its goals, aligning executive officer interests with those of the shareholders; and
  •
  reward executive officers for demonstrated leadership and for performance in relation to predetermined and quantifiable goals.

    The program is designed to deliver competitive base salary and incentive payments where corporate, business unit and individual performance meets specific predetermined objectives. In developing a total compensation structure for executive officers, the Committee, in using its discretion, considers the compensation paid to similar positions in specific comparator groups. The comparator group for Canadian executive officers is a group of large Canadian industrial and resource companies that exercise a reasonable degree of autonomy. This group was selected as being the most similar to Petro-Canada in terms of size, scope and complexity. The comparator groups for international executive officers are selected using similar criteria in the relevant international locations. Under the program structure, total compensation may range from the median of the comparator group to the 75th percentile, depending on the performance and contribution of the individual executive officer. The competitiveness of the compensation structure is determined regularly by a compensation survey conducted by an independent consulting firm.

    The compensation program for executive officers consists of a base salary, an annual incentive and a mid/long-term incentive using stock options, performance stock units (PSUs) and deferred stock units (DSUs), with a significant portion of the total compensation being performance-driven and, therefore, variable.

Base Salary

Each year, the Committee reviews the base salaries of the Named Executive Officers and, as needed, makes adjustments to reflect the duties and responsibilities of the position, the degree of special skill and knowledge required and the performance and contribution of the executive officer. The Committee uses as a reference point the median base salaries of positions in the comparator group with similar responsibilities.

Annual Incentive Program

Awards paid under the annual incentive program are based on the degree of achievement of specific predetermined corporate, business unit and individual objectives. Each executive officer is assigned a target incentive level that represents the amount that would be paid if all objectives were achieved at planned levels. If planned results are not achieved or are exceeded, actual payments could vary from zero to double the target award for corporate and business unit performance and from zero to triple the target award for individual performance. For the year ended December 31, 2004, awards under the program for the achievement of planned objectives by executive officers ranged from a target of 25% to 75% of base salary, depending on the level of the executive officer, with the highest percentage applicable to the chief executive officer.

    In 2004, 30% of the target annual incentive award has a profit share focus, based upon a key measure of corporate performance, earnings from operations that are required to achieve a targeted return on capital. The remaining 70% of the target annual incentive is not based on uncontrollable factors, such as commodity prices, but on generally controllable objectives that are aligned with the Company's business plan.

    The 70% of the target annual incentive based on controllable objectives is further broken down into two components, whereby 50% of the target annual incentive award is based on business unit operating measures connected to generally controllable objectives that drive excellent operations. Each business unit has

11    Petro-Canada Management Proxy Circular

a suite of operating and project measures related to their business objectives. Scores for each measure aggregate to a total business unit score for the senior executive responsible for that unit. The score for each of the chief executive officer and chief financial officer is the sum of the weighted results of all the business units. The remaining 20% of the award is determined by the executive officer's individual performance against personal objectives as assessed, for the Named Executive Officers, by the Committee.

Deferred Stock Unit Plan

The Company has established a Deferred Stock Unit (DSU) Plan for executive officers, the purpose of which is to increase the alignment of the executive officers' and shareholders' interests by linking short-term cash incentive rewards to the future value of the Company's shares. Under the DSU Plan, each executive officer may elect to receive all or a portion of his or her annual incentive in the form of DSUs.

    When awards are determined, the amount elected is converted to DSUs that have a value equal to the five-day average TSX closing price of the Company's shares immediately before the award is payable. The DSUs attract dividends in the form of additional DSUs at the same rate as dividends on the Company's shares. The executive officer is not allowed to convert the DSUs until termination or retirement. The value of the DSUs, when converted to cash, will be equivalent to the five-day average TSX closing price of the Company's shares immediately before the conversion takes place.

Mid/Long-Term Incentive Plan

Effective January 1, 2004, the Board of Directors approved an amendment to the long-term incentive plan for executive officers that introduced Performance Stock Units (PSUs) as a mid-term incentive. PSUs replace approximately 50% of the stock options which would otherwise have been granted under the Employee Stock Option Plan. They include a performance feature tied to the Company's Total Shareholder Return (TSR) as compared to the TSR of a group of North American energy companies.

    The mid/long-term incentives are intended to:

  •
  link executive compensation with the creation of shareholder value;
  •
  align the interests of executive officers with those of the Company's shareholders; and
  •
  reward executive officers for achievement of TSR relative to peer companies.

    The Committee uses its discretion in granting these awards, considering as a reference point competitive data for similar positions in the comparator groups of companies, and employs the Black-Scholes financial model to estimate the value of the stock option awards. The number of awards granted in the previous year is considered in determining new awards, along with an assessment of the competitiveness of the overall compensation structure and an evaluation of individual performance.

Stock Options

Stock options have a maximum exercise period of seven years and vest at the rate of 25% per year, with the first 25% vesting one year after the grant date.

PSUs

PSUs reward participants for the relative performance of the Company versus North American energy companies with whom it competes for investment dollars (peers). Three years from the grant date, if the Company's TSR is equal to the median of the TSR of the peers, the participants will receive a cash payment equal to the market value of the PSUs originally granted plus notional dividends applied during the three-year period. If the Company's TSR is equal to or above the TSR of 75% of the peers, participants will receive 150% of the market value; if the Company's TSR is equal to or below the TSR of 25% of the peers, the original award will be forfeited. The actual amount of the award (if any) will be prorated between the percentile rankings. The Committee has the discretion to adjust this schedule if the application of the above standards confers unintended results.

DSUs

In addition, special DSU awards may be made from time to time by the Committee to recognize the achievement of an executive officer; the value of the special DSUs is considered in determining the value of the total mid/long-term incentive pay for the executive officer as compared to competitive standards.

Share Ownership Guidelines

To support the Company's belief in share ownership by executive officers, the Company has guidelines that require share holdings, including DSUs, proportionate to the officer's compensation and position. Over a period of time, executive officers are expected to accumulate share holdings having a value at least equal to a multiple of their annual base salary. The guidelines require holdings by the chief executive officer of four times base salary, by executive and senior vice-presidents of two times base salary and by other officers of one times base salary. The guidelines are regularly reviewed by the Committee for consistency with competitive standards.

Chief Executive Officer Compensation

The Committee reviews the compensation paid to chief executive officers at the comparator group of companies to determine the competitiveness of the chief executive officer's compensation and carefully assesses the performance of Mr. Brenneman, the chief executive officer, considering both financial and non-financial components of that performance. Since it is intended that a substantial portion of the chief executive officer's compensation be "at risk," base salary is fixed at approximately the median of

12    Petro-Canada Management Proxy Circular

the competitive market so that any upside comes from performance through the variable pay programs.

    In 2004, Mr. Brenneman's base salary was increased from $970,000 to $1,100,000 and he received a grant of 75,000 stock options, 25,000 PSUs and 20,000 DSUs. His annual incentive award of $1,395,000 was determined in accordance with the annual incentive program described above, and included the following elements:

  •
  the profit share component, $405,000, reflecting exceptional performance on earnings from operations versus target, with a score of 164%;
  •
  the operational component, $520,000, reflecting the aggregate scores achieved by each business unit on largely controllable operating and project measures, with a score of 127%; and
  •
  the individual workplan component, $470,000, reflecting the Committee's assessment of Mr. Brenneman's performance against his personal workplan objectives, with a score of 285%.

This award reflects the significant achievements made under Mr. Brenneman's leadership:

  •
  2004 was an outstanding year for Petro-Canada in terms of overall financial results, with record earnings and cash flow and a very strong balance sheet.
  •
  In September, the Company supported the successful completion of the sale of the Government of Canada's 49.4 million shares of Petro-Canada.
  •
  2004 was also a year in which the Company made great strides in building the Company's long-term future and, although there were some operational challenges, the Company's business units had many successes:
  •
  In May, the Company acquired a 29.9% working interest in the Buzzard field in the United Kingdom (U.K.) sector of the North Sea. At peak production, this new core asset will add 60,000 barrels per day to Petro-Canada.
  •
  In June, the natural gas strategy was advanced by moving into unconventional gas with the acquisition of U.S. Rockies-based Prima Energy Corporation. Prima's production of 55 million cubic feet per day, based on unconventional coal bed methane and tight gas, is expected to double by 2007.
  •
  The development of major upstream growth projects at Buzzard, Pict, White Rose and Syncrude all advanced on budget and on schedule in 2004. These projects will add more than 100,000 barrels per day to Petro-Canada.
  •
  Downstream continued to improve on fundamentals that will have long-term lasting benefits. The closure of the Oakville refinery and consolidation of refining and supply operations is being implemented. Convenience store sales increased by 11% over 2003. An independent study of retail and wholesale performance continued to rank Petro-Canada best-in-class against its national competitors in key measures such as throughput and profit per site, as well as convenience store sales per site. Sales of high margin lubricants increased by 11%.
  •
  On Canada's east coast, extended maintenance activities and downtime for investigation and repairs following an oil water discharge, lowered Terra Nova production in the second half of the year.
  •
  Western Canada Gas continued to deliver solid operating results and excellent profitability. Reserves replacement through exploration and development were partially offset by technical revisions at a number of older fields.
  •
  The International business unit made excellent progress in developing and capturing growth opportunities and creating a well-managed unit. Memorandums of Understanding were signed to develop an integrated Liquefied Natural Gas strategy.
  •
  In Oil Sands, Syncrude had record production, while operational difficulties at MacKay River were largely resolved in the last half of the year.
  •
  Despite continued year-over-year improvement in safety results, two fatalities occurred in 2004, one relating to a contractor working on a drilling rig in Alberta and the other relating to an employee involved in a rig move in Colorado. Both events have been thoroughly investigated and, as a result, preventive measures including procedural changes and equipment design have been implemented in the Company's operations. Information has been shared with industry peers to assist them in their prevention efforts.
  •
  Petro-Canada's programs that emphasize leadership development, succession planning and rigorous performance management continue to build a strong and effective organization for the future.

2005 Executive Officer Compensation Highlights

The base salaries of the Company's executive officers will be increased effective April 1, 2005, to reflect competitive practice for similar positions plus the Committee's assessment of their leadership, performance and contribution to the Company's success. No changes will be made to the design of the annual incentive program or mid/long-term incentive program for 2005.

    This report is submitted by the Management Resources and Compensation Committee.

  Richard J. Currie
  Claude Fontaine
  Thomas E. Kierans (chair)
  Brian F. MacNeill
  William W. Siebens

13    Petro-Canada Management Proxy Circular

Stock Performance Graph

The following graph charts performance of an investment in the Company's common shares against each of the Standard & Poor's (S&P)/Toronto Stock Exchange (TSX) Composite Index and the S&P/TSX Energy Index, assuming an investment of $100 on December 31, 1999, and accumulation and reinvestment of all dividends paid from that date through December 31, 2004.

* No dividends for S&P/TSX Energy Index.

14    Petro-Canada Management Proxy Circular

Summary Compensation Table

The following table summarizes, for the periods indicated, the compensation of the Company's president and chief executive officer, the executive vice-president and chief financial officer and each of the three most highly compensated executive officers who were serving as executive officers on December 31, 2004, and who are referred to, collectively, as the "Named Executive Officers."

Long-Term Compensation Awards
Annual Compensation
								Securities Under Options [3]	Restricted Shares or Restricted Share Units
Name and Principal Position				Annual Incentive [1]		Other Annual Compensation [2]						All Other Compensation [6]
	Year	Salary							DSU [4]		PSU [5]

Ron A. Brenneman President and chief executive officer	2004 2003 2002	$ $ $	1,066,035 952,246 862,500	$ $ $	1,395,000 1,080,000 1,300,000	$ $ $	66,351 57,227 51,375	75,000 100,000 150,000	$ $	1,183,600 1,720,722 –	$1,470,250 – –	$ $ $	56,684 49,785 45,692
Boris J. Jackman Executive vice-president Downstream	2004 2003 2002	$ $ $	529,549 479,722 407,505	$ $ $	510,000 397,000 502,000	$ $ $	1,099 1,402 1,100	30,000 50,000 50,000	$ $	118,360 153,180 –	$588,100 – –	$ $ $	28,125 25,169 21,434
Peter S. Kallos [7,8] Executive vice-president International	2004 2003		£235,333 £129,508		£107,000 £52,000		£143,075 £91,343	15,000 –		– £40,816	£127,504 –		£44,695 £133
E. F. H. Roberts Executive vice-president and chief financial officer	2004 2003 2002	$ $ $	453,403 407,313 358,770	$ $ $	420,000 305,000 324,000		– – –	25,000 45,000 45,000	$ $	118,360 102,120 –	$470,480 – –	$ $ $	27,049 21,295 19,300
Brant G. Sangster Senior vice-president Oil Sands	2004 2003 2002	$ $ $	311,077 296,710 282,664	$ $ $	211,000 187,000 214,000		– – –	15,000 30,000 19,000		– – –	$294,050 – –	$ $ $	16,977 15,512 15,313

1
For 2004, Mr. Kallos elected to take £50,000 of his annual incentive award under the Company's DSU Plan. For 2003 and 2002, Mr. Roberts elected to take 25% and 50% respectively of his annual incentive awards under the Company's DSU Plan (see "Report on Executive Compensation – Deferred Stock Unit Plan").
2
For 2004, 2003 and 2002, for Mr. Jackman, amounts in this column relate to imputed interest on Company loans. In the case of Mr. Brenneman for 2004, the amount includes $36,000 for a leased vehicle and $18,300 for financial counselling; for 2003, the amount includes $24,000 for a leased vehicle and $26,000 for financial counselling; and in 2002, the amount includes $29,000 for a leased vehicle and $15,000 for financial counselling. In the case of Mr. Kallos, for 2004, the amount includes £10,203 for a vehicle allowance, and £128,871 for temporary London relocation including housing costs of £73,314. For 2003, the amount includes £7,692 for a vehicle allowance, £83,318 for expatriate benefits including housing costs of £29,485 (converted to British pounds sterling from Canadian dollars at the rate of 2.3066, being the exchange rate at December 31, 2003), and a tax equalization payment of £39,573. Except for Mr. Brenneman in 2004, 2003, and 2002 and Mr. Kallos in 2004 and 2003, the aggregate amount of perquisites and other personal benefits does not exceed the lesser of $50,000 and 10% of the total of the annual salary and annual incentive for each Named Executive Officer.
3
The amounts in this column relate to the number of common shares of the Company for which options to purchase were granted in the financial years indicated.
4
For 2004, an aggregate amount of 24,000 deferred stock units were awarded to Messrs. Brenneman, Jackman and Roberts of 20,000, 2,000, and 2,000, respectively. For 2003, an aggregate amount of 38,700 deferred stock units were awarded to Messrs. Brenneman, Jackman and Roberts of 33,700, 3,000, and 2,000, respectively. The values disclosed in the Restricted Share Unit column above are based on the previous five-day average market values of Petro-Canada's common shares from the award date. Notional dividends are credited to the deferred stock unit awards.
5
For 2004, an aggregate amount of 53,000 performance stock units were awarded to the Named Executive Officers as follows: Mr. Brenneman – 25,000; Mr. Jackman – 10,000; Mr. Kallos – 5,000; Mr. Roberts – 8,000; and Mr. Sangster – 5,000. The values disclosed in the Restricted Share Unit column above are based on the previous 20-day average market value of Petro-Canada's common shares from the award date. The PSU Plan provides that recipients of performance stock unit awards are entitled to receive a cash payment per unit based on the previous 20-day average TSX closing price of Petro-Canada common shares and dividends at the end of a three-year period. This amount is increased or decreased by applying a multiplier calculated by reference to the Company's total return to shareholders relative to a group of 16 North American companies against which

15    Petro-Canada Management Proxy Circular

  the Company measures its performance (the Peer Group). The actual multiplier that will be applied to the value of the recipient's performance stock units at the payout date will be determined by the Company's rank relative to the Peer Group as of the determination date for the grant.

6
For Messrs. Brenneman, Jackman, Roberts and Sangster, the amounts in this column relate to the Company's contributions under the Petro-Canada Capital Accumulation Plan, Health Care Spending Account and Group Life Insurance Plan. For Mr. Kallos, the amounts in this column for 2004 relate to the Company's contributions under the Petro-Canada Capital Accumulation Plan, an allowance paid in lieu of a supplemental retirement agreement, and premiums paid towards coverage for Mr. Kallos under life insurance, health and dental plans. For 2003, amounts in this column relate to the employer's contribution for premiums paid towards life insurance and dental plans.
7
Mr. Kallos' employment with the Company commenced March 31, 2003.
8
As of December 31, 2004 and 2003, the British pounds sterling exchange rate from Canadian dollars was 2.3062 and 2.3066, respectively. The average exchange rate to British pounds sterling from Canadian dollars in 2004 and 2003 was 2.3842 and 2.2883, respectively. The exchange rate to British pounds sterling from Canadian dollars was 2.3789 on March 3, 2005.

Equity Compensation Plans

The Company has an Employee Stock Option Plan (the Option Plan) which provides for the granting of options to purchase common shares to employees (including executive officers) of the Company or its subsidiaries. Stock options are an integral component of the compensation and incentive program for employees. Non-executive directors are not eligible to participate in the Option Plan.

In 2005, approximately 50% of the Company's competitive mid/long-term incentive pay for senior management will be awarded through stock options and approximately 50% through the PSU Plan, as described under the heading "Report on Executive Compensation–Mid/Long-Term Incentive Plan." Special Deferred Stock Unit awards may also be made from time to time to recognize the achievement of an executive officer. Selected employees not in senior management will also be granted stock options to recognize exceptional performance and encourage loyalty to the Company and its objectives.

Terms of the Option Plan

Options granted under the Option Plan since 2004 have a term of seven years and vest over four years from the date of initial grant. Each option previously granted under the Option Plan was for a maximum term of 10 years. All options are non-transferable and non-assignable, and exercisable on terms to be determined by the Management Resources and Compensation Committee in its discretion at the time the option is granted. The exercise price per share cannot be less than the closing price of the common shares on the TSX on the day preceding the day the option is granted. Subject to obtaining the required regulatory or other approvals, the Option Plan provides that majority consent of option holders is required for certain changes made to the Option Plan or to outstanding options which would materially adversely affect the rights of option holders. The Management Resources and Compensation Committee may make administrative adjustments to keep holders neutral if the share structure of the Company should be altered.

The Option Plan provides that the maximum number of common shares reserved for issuance to any one optionee shall not exceed 5% of the total number of common shares outstanding at the time of grant. The maximum number of common shares which may be issuable to insiders under the Option Plan when combined with any other share compensation arrangement shall be 10% of the common shares issued and outstanding. Unless otherwise determined at the time of grant, (1) in the event of the death or voluntary retirement of an optionee or termination of the optionee's employment without cause, all of such optionee's options shall immediately vest and the expiry of the option may be accelerated and (2) in the event of the termination of the optionee's employment with cause or the voluntary resignation of the optionee (other than at retirement), all of such optionee's options shall immediately expire.

Pursuant to an amendment to the Option Plan approved by shareholders in 2004, the Option Plan now includes a Cash Payment Alternative (CPA). The CPA gives the Board of Directors the authority to offer holders of options granted after December 31, 2003 the right to surrender vested options for cancellation in return for a direct cash payment from the Company, thereby reducing the dilutive effects of such grants. This offer would provide option holders with essentially the same amount as they would otherwise realize in exercising their options and immediately selling the common shares issued upon exercise. The Option Plan provides that the common shares subject to any option that is surrendered pursuant to the CPA feature will be available for future options granted under the Option Plan, as is the case for options which expire or are cancelled without having been exercised.

16    Petro-Canada Management Proxy Circular

Equity Compensation Plan Information

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))

Plan Category [1]	(a)	(b)	(c)
Equity Compensation Plans Approved By Security Holders	10,634,014	$47.02	1,245,255

1
The Company does not have any equity compensation plans not previously approved by shareholders.

Grants of Stock Options

The following table provides information concerning grants of options made to each Named Executive Officer during the financial year ended December 31, 2004.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Participant Name	Date of Grant	Securities Under Options[1] Granted	% of Total Options Granted to All Participants in the Financial Year	Exercise Price	Market Value of Securities Underlying Options on the Date of the Grant	Expire Date
				($)	($)

Ron A. Brenneman	March 11, 2004	75,000	4.08%	57.40	57.40	March 10, 2011
Boris J. Jackman	March 11, 2004	30,000	1.63%	57.40	57.40	March 10, 2011
Peter S. Kallos	March 11, 2004	15,000	0.82%	57.40	57.40	March 10, 2011
E. F. H. Roberts	March 11, 2004	25,000	1.36%	57.40	57.40	March 10, 2011
Brant G. Sangster	March 11, 2004	15,000	0.82%	57.40	57.40	March 10, 2011

1
The amounts in this column refer to the number of common shares of the Company for which options to purchase were granted during 2004. The options vest 25% per year cumulatively, commencing one year after the grant.

17    Petro-Canada Management Proxy Circular

Stock Options Exercised

The following table provides information concerning the exercise of options by each of the Named Executive Officers during the financial year ended December 31, 2004, and the financial year-end value of unexercised options.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
AND FINANCIAL YEAR-END OPTION VALUES

Participant Name	Securities Acquired on Exercise [1]	Aggregate Value Realized	Unexercised Options at Financial Year-End [1] (Exercisable/Unexercisable)	Value of Unexercised-in-the-Money Options at Financial Year-End [2] (Exercisable/Unexercisable)

	(#)	($)	(#)	($)
Ron A. Brenneman	37,500	1,649,707.00	217,500 / 262,500	5,207,975 / 3,951,375
Boris J. Jackman	0	0.00	167,400 / 105,500	5,417,808 / 1,470,410
Peter S. Kallos	0	0.00	0 / 15,000	0.00 / 56,550
E. F. H. Roberts	0	0.00	89,250 / 89,750	2,541,435 / 1,237,845
Brant G. Sangster	15,250	567,431.00	7,500 / 51,000	73,350 / 630,105

1
The amounts in this column refer to common shares of the Company.
2
The closing price of the common shares of the Company on the TSX on December 31, 2004, was $61.17.

Pension Plans

The Named Executive Officers, with the exception of Messrs. Brenneman and Kallos, are covered by individual retiring allowance agreements and by the Petro-Canada Registered Pension Plan (defined benefit option), which pension plan covers all permanent Canadian employees of the Company.

    The following table provides information concerning the total annual retirement benefit payable under both the registered pension plan and retiring allowance agreements at age 60, the earliest age at which an unreduced retirement benefit is available.

PENSION PLAN TABLE

	Years of Service
Remuneration	15	20	25	30	35

$
250,000	75,000	100,000	125,000	150,000	175,000
300,000	90,000	120,000	150,000	180,000	210,000
400,000	120,000	160,000	200,000	240,000	280,000
500,000	150,000	200,000	250,000	300,000	350,000
600,000	180,000	240,000	300,000	360,000	420,000
700,000	210,000	280,000	350,000	420,000	490,000
800,000	240,000	320,000	400,000	480,000	560,000
900,000	270,000	360,000	450,000	540,000	630,000
1,000,000	300,000	400,000	500,000	600,000	700,000
1,100,000	330,000	440,000	550,000	660,000	770,000
1,200,000	360,000	480,000	600,000	720,000	840,000
1,300,000	390,000	520,000	650,000	780,000	910,000

18    Petro-Canada Management Proxy Circular

The retirement benefit is equal to 2% per year of service, including industry service, to a maximum of 35 years times the average of the highest three consecutive years of base salary in the final 10 years of service. At age 65, the benefit is reduced by an adjustment equal to 50% of the total of Canada/Quebec Pension Plan plus Old Age Security benefits, pro rated for years of service.

    In the event of death after retirement, 50% of the retirement benefit will be continued for the life of the Named Executive Officer's spouse, subject to a minimum of 60 monthly payments from the date of retirement. The retiring allowance agreements provide that no benefit is payable on voluntary resignation prior to age 55, nor on early retirement prior to normal retirement age without the approval of the Company.

    The accredited years of service as of December 31, 2004, are as follows: Mr. Jackman – 21; Mr. Roberts – 20; and Mr. Sangster – 23.

    Mr. Kallos is covered under the Petro-Canada U.K. Pension & Life Assurance Plan, which pension plan is available to permanent U.K. employees of the Company. In lieu of a supplemental retirement arrangement, Mr. Kallos receives an allowance equal to 15% of his base salary.

    The following table provides information concerning the total annual retirement benefit payable under the Petro-Canada U.K. Pension & Life Assurance Plan.

PENSION PLAN TABLE

	Years of Service
Remuneration	5	10	15	20	25

£
240,000	9,444	18,889	28,333	37,778	47,222
260,000	9,444	18,889	28,333	37,778	47,222
300,000	9,444	18,889	28,333	37,778	47,222

For Mr. Kallos, the retirement benefit is equal to one fifty-fourth of his final salary subject to the Inland Revenue maximum pension under this final salary scheme; no accredited years of service were granted or transferred in. In the event of the death of Mr. Kallos after retirement, 66 2/3% of the retirement benefit will be continued for the life of his spouse plus eligible dependants.

    The accredited years of service as of December 31, 2004, for Mr. Kallos is one year.

19    Petro-Canada Management Proxy Circular

    Mr. Brenneman is covered by a Supplemental Executive Retirement Plan (SERP) and by the Petro-Canada registered pension plan (defined contribution option), which pension plan covers all permanent Canadian employees of the Company.

    The following table provides information concerning the total annual retirement benefit payable under both the registered pension plan and the SERP at age 60, the earliest age at which an unreduced retirement benefit is available.

PENSION PLAN TABLE

	Years of Service
Remuneration	15	20	25	30	35

$
1,000,000	225,000	300,000	375,000	450,000	525,000
1,100,000	247,500	330,000	412,500	495,000	577,500
1,200,000	270,000	360,000	450,000	540,000	630,000
1,300,000	292,500	390,000	487,500	585,000	682,500
1,400,000	315,000	420,000	525,000	630,000	735,000
1,500,000	337,500	450,000	562,500	675,000	787,500
1,600,000	360,000	480,000	600,000	720,000	840,000
1,700,000	382,500	510,000	637,500	765,000	892,500
1,800,000	405,000	540,000	675,000	810,000	945,000
1,900,000	427,500	570,000	712,500	855,000	997,500
2,000,000	450,000	600,000	750,000	900,000	1,050,000
2,100,000	472,500	630,000	787,500	945,000	1,102,500
2,200,000	495,000	660,000	825,000	990,000	1,155,000
2,300,000	517,500	690,000	862,500	1,035,000	1,207,500
2,400,000	540,000	720,000	900,000	1,080,000	1,260,000
2,500,000	562,500	750,000	937,500	1,125,000	1,312,500
2,600,000	585,000	780,000	975,000	1,170,000	1,365,000
2,700,000	607,500	810,000	1,012,500	1,215,000	1,417,500
2,800,000	630,000	840,000	1,050,000	1,260,000	1,470,000
2,900,000	652,500	870,000	1,087,500	1,305,000	1,522,500
3,000,000	675,000	900,000	1,125,000	1,350,000	1,575,000

For Mr. Brenneman, the retirement benefit is equal to 1.5% per year of service, including industry service, times the average of the highest three consecutive years of the sum of base salary plus annual incentive in the final 10 years of service. In the event of the death of Mr. Brenneman after retirement, 60% of the retirement benefit will be continued for the life of his spouse. The SERP provides that no benefit is payable on early retirement prior to normal retirement age without the approval of the Company.

    The accredited years of service as of December 31, 2004, for Mr. Brenneman is 10 years; for his first five years of employment, his accredited service accrued at the rate of two years for every year of actual service.

    The estimated years of credited service at normal retirement age (NRA) and the estimated annual benefit at NRA for each of the Company's Named Executive Officers are as follows:

	Estimated Years of Credited Service at NRA	Estimated Annual Retirement Benefit at NRA

Ron A. Brenneman	16	$542,000
Boris J. Jackman	30	$300,000
Peter S. Kallos	21	£40,000
E. F. H. Roberts	31	$299,000
Brant G. Sangster	29	$182,000

20    Petro-Canada Management Proxy Circular

Contracts Relating to Termination of Employment

The Company has entered into contracts with each of the Named Executive Officers. In the event of termination of employment by the Company without just cause, each executive, with the exception of Mr. Kallos, is entitled to a lump sum payment equal to base salary as of the termination date, plus the average of the incentives earned in respect of the three years prior to the date of termination, multiplied by a notice period. The notice period for Mr. Sangster is two years, for Messrs. Jackman and Roberts, two and one-half years and, for Mr. Brenneman, three years. For the purposes of calculating the executive's retirement benefit, service is increased by the notice period and the executive is deemed to have earned the base salary as of the termination date for the duration of the notice period. In the event of termination of Mr. Kallos' employment without just cause, he is entitled to a lump sum payment amount equal to one month for each year of service to a maximum of 12 months of notice (minimum three months).

Compensation of the Board of Directors

2004 COMPENSATION

The Board of Directors compensation is intended to ensure that highly qualified directors are attracted to meet the demanding responsibilities that Petro-Canada Board of Directors members fulfil. The compensation package is reviewed periodically for competitiveness with the packages of similarly complex organizations.

Compensation for All Directors Except the Board of Directors Chair

  •
  Only non-employee Directors are compensated for Board of Directors service; the president and chief executive officer is not paid for his services as a Director.
  •
  Annual Board of Directors retainer: $35,000 plus DSUs equal in value to $45,000. The annual retainer compensates for the Board of Directors responsibilities as members, including attendance at programs for Director development.
  •
  Board of Directors meeting fee: $1,500 per meeting.
  •
  Committee meeting fee: $1,500 per meeting.
  •
  Annual committee retainer for committee members: $3,500 for each committee except the Audit, Finance and Risk Committee.
  •
  Annual committee retainer for members of the Audit, Finance and Risk Committee: $10,500.
  •
  Annual committee chair retainer for all committees except the Audit, Finance and Risk Committee: $8,000.
  •
  Annual committee chair retainer for the chair of the Audit, Finance and Risk Committee: $24,000.
  •
  Out-of-province travel: $1,500 per round trip applicable to Directors who travel to Board of Directors or committee meetings outside their home province or country of permanent residence.

Compensation for Board of Directors Chair

  •
  Annual retainer for the Board of Directors chair: $255,000 plus DSUs equal in value to $45,000 (no other compensation is paid to the Board of Directors chair).

Form of Payment

  •
  Annually, Directors can choose to receive their non-DSU compensation in the form of cash, Company common shares and/or DSUs.
  •
  Under the DSU Plan, dividends paid on the common shares of the Company are credited to Directors' notional DSU accounts.
  •
  Directors become entitled to the benefit of their DSUs upon ceasing to be a Director. Directors can then choose to receive the value of their DSUs in the form of common shares purchased on the open market or to receive the value of their DSUs in the form of cash at any time up to 15 days prior to the end of the 12 months following their retirement. The value of their DSUs will be based on the five-day average market price of the Company's common shares immediately before the conversion of the DSUs to cash or shares takes place. If a Director chooses to receive common shares, the value of the Director's DSU entitlement is used to purchase common shares on the open market for the benefit of the Director. The Company is responsible for brokerage costs incurred in acquiring these shares. The value of DSUs granted prior to January 1, 2004, can only be paid out in the form of Company common shares purchased on the open market.

21    Petro-Canada Management Proxy Circular

Share Ownership Guidelines

  •
  The Company has adopted share ownership guidelines under which each Director is required to hold a minimum number of shares or share equivalents equal in value to $300,000.
  •
  Directors have a maximum of five years to reach this level of share ownership, including shares held notionally in the DSU Plan, which must be retained until retirement from the Board of Directors.
  •
  All Directors who joined the Board of Directors prior to last year's Annual General Meeting have attained the required level of share ownership.
  •
  Non-executive Directors are not eligible to participate in the Company's Option Plan.

2005 COMPENSATION

The Board of Directors reviewed the compensation arrangements for Directors to ensure that they reflect the median compensation of Board of Directors members of similarly complex Canadian organizations. As a result of this review during 2004, the following changes were approved by the Board of Directors and took effect on January 1, 2005. All other components of the Board of Directors compensation program remained the same.

Compensation for All Directors Except the Board of Directors Chair

  •
  Annual Board of Directors retainer: $35,000 plus DSUs equal in value to $65,000.
  •
  Annual committee retainer for committee members except the Audit, Finance and Risk Committee: $4,000.
  •
  Annual committee chair retainer for all committees except the Audit, Finance and Risk Committee: $10,000.

Compensation for Board of Directors Chair

  •
  Annual retainer for the Board of Directors chair: $255,000 plus DSUs equal in value to $75,000 (no other compensation is paid to the Board of Directors chair).

Indebtedness of Directors, Executive and Senior Officers

As of the date of this Management Proxy Circular, there is no indebtedness to the Company or any of its subsidiaries by any present or former Directors, officers or employees of the Company or any of their associates in connection with the purchase of securities.

TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS
AND SENIOR OFFICERS OTHER THAN UNDER SECURITIES PURCHASE PROGRAMS

The aggregate amount of indebtedness to the Company and its subsidiaries (as of the date of this Management Proxy Circular) of all present and former Directors, officers and employees of the Company other than under securities purchase programs is $40,000.

Name and Principal Position	Largest Amount Outstanding During 2004	Amount Outstanding as at March 3, 2005

	$	$
Boris J. Jackman executive vice-president	40,000	40,000

The Company made a $40,000 interest-free loan to Boris J. Jackman in May 2000 in accordance with his employment arrangements. The loan is unsecured and is due in full immediately upon termination of employment with the Company. In 2002, the Company discontinued the practice of granting loans to executives.

22    Petro-Canada Management Proxy Circular

Directors and Officers Insurance Program

Petro-Canada maintains Directors and officers liability insurance to a total limit of $195 million in aggregate during the insurance policy year. The policy provides coverages in two parts:

(i)
Corporate Reimbursement Coverage – This coverage reimburses the Company for amounts lawfully paid to its Directors or officers under the corporate indemnity; and
(ii)
Directors and Officers Coverage – This coverage pays for losses on behalf of each insured Director or officer in situations where the Company either chooses not to indemnify, or is unable (either legally or financially) to indemnify the Director or officer.

    The deductible is $2.5 million for the Corporate Reimbursement Coverage, and there is no deductible for the Directors and Officers Coverage.

    The premium in respect of the individual reimbursement provision was approximately $600,000 for the last completed financial year. The policy does not distinguish between the Directors and officers as separate groups.

CORPORATE GOVERNANCE PRACTICES

Principles

As an international and publicly traded oil and gas company, Petro-Canada recognizes the importance of adhering to superior corporate governance standards. The Company has developed sound corporate governance policies and procedures, which are monitored and reviewed on a continuous basis, and adopts a "best practices" approach in all of its corporate governance initiatives. The Company's Board of Directors, management and employees believe that strong corporate governance is essential to the creation of shareholder value and maintaining the confidence of investors. The Corporate Governance and Nominating Committee is responsible for monitoring the development of, and compliance with, corporate governance policies and procedures.

Board of Directors

The Board of Directors is responsible for overseeing the management of Petro-Canada's business and affairs. The Board of Directors has the statutory authority and obligation to act in good faith, with a view to protect and enhance the value of the Company, in the interest of all shareholders. To this end, members of the Board of Directors are expected to exercise independent judgment with the utmost honesty and integrity, adhering to all Company policies and procedures, legal requirements and regulatory regimes.

Composition of the Board of Directors

The Articles of the Company require the Board of Directors to be comprised of a minimum of 9 and a maximum of 13 Directors. The number of Directors may be increased or decreased by resolution of the Board of Directors within the minimum and maximum numbers set forth in the Articles.

    The Company's shareholders elect the Board of Directors at the Annual Meeting each year. The Corporate Governance and Nominating Committee is responsible for recommending director nominees to the Board of Directors, having regard to the competencies and skills required by the Board of Directors and the competencies and skills that potential nominees would bring to the Board of Directors, if elected.

Independence of the Board of Directors

Independence of the Board of Directors is essential to fulfilling its role in overseeing the Company's business and affairs. All but one of the current Directors are "unrelated" under the Toronto Stock Exchange (TSX) Corporate Governance Guidelines and "independent" under Proposed National Instrument 58-101, the New York Stock Exchange (NYSE) Corporate Governance Standards and the Sarbanes-Oxley Act of 2002 (SOX).1 Ron A. Brenneman, Petro-Canada's president and chief executive officer, is not unrelated or independent. The Board of Directors has determined that no other Director is in a relationship with the Company that would preclude such Director's status as unrelated or independent under the foregoing rules and policies. To further the Company's aim to maintain Director independence, the Board of Directors holds in camera sessions during each Directors' meeting without management present.

1
Further detail regarding these regulations can be found below under "Legislative and Regulatory Requirements."

23    Petro-Canada Management Proxy Circular

Responsibilities of the Board of Directors

The Board of Directors oversees the management of Petro-Canada's business and affairs, which is done through the day-to-day management of the Company by the president and chief executive officer and the executive leadership team. The principal duties of the Board of Directors include the following:

  •
  managing its own affairs, including planning its composition, selecting its chair, appointing committees and their chairs, establishing Board of Directors and committee procedures, and determining Director compensation;
  •
  determining the selection, retention, succession and compensation of senior management;
  •
  conducting an annual performance evaluation of the president and chief executive officer and establishing a list of special objectives for the ensuing year;
  •
  reviewing and approving the mission of Petro-Canada's business, its objectives and goals, and the strategy for their achievement;
  •
  monitoring the Company's progress toward its goals, and taking action to fulfill those goals;
  •
  approving and monitoring compliance with all significant policies and procedures by which the Company is operated;
  •
  reviewing and approving the financial statements, business plan and capital budget of the Company;
  •
  overseeing the accurate and timely reporting to shareholders and regulators of the Company's performance, financial statements and significant developments; and
  •
  approving any significant new venture that is outside the Company's ordinary course of business, any expenditure not included in the annual budget approved by the Board of Directors and any transaction with a value in excess of $75 million.

Review of the Board of Directors

The chair of the Board of Directors provides leadership with regard to the work of the committees of the Board of Directors and the effective performance of the Board of Directors, including a process for evaluation of the performance of the Board of Directors. Each year, the Chairs of the Management Resources and Compensation Committee and the Corporate Governance and Nominating Committee, in consultation with other members of the Board of Directors, review the performance of the chair of the Board of Directors and set objectives for the coming year. The Corporate Governance and Nominating Committee leads an annual process to evaluate the Board of Directors, and the Board of Directors informally reviews its own performance at the end of each Board of Directors meeting. Individual Directors complete an annual self assessment, which is reviewed by the chair of the Corporate Governance and Nominating Committee and discussed with the Board of Directors.

Committees of the Board of Directors

The Board of Directors currently has the following five standing committees:

  •
  Audit, Finance and Risk Committee;
  •
  Corporate Governance and Nominating Committee;
  •
  Management Resources and Compensation Committee;
  •
  Pension Committee; and
  •
  Environment, Health and Safety Committee.

    Each committee typically has at least five members, each of whom are "unrelated" under the TSX Corporate Governance Guidelines, and "independent" under National Instrument 58-101, the NYSE Corporate Governance Standards and SOX. Ron A. Brenneman, Petro-Canada's president and chief executive officer, is not a member of any of the committees; he is invited to attend all committee meetings, except the in camera portions.

    Each committee undertakes detailed examinations of specific aspects of the Company. Committee meetings provide a smaller, more intimate forum than full Board of Directors meetings and are designed to be more conducive to exhaustive and forthright discussion. The chair of each committee provides a report to the Board of Directors following each committee meeting.

    For additional detail regarding the Board of Directors committees, please refer to Guideline 9 in the table below detailing the Company's compliance with the TSX Corporate Governance Guidelines. In addition, each committee's Terms of Reference can be found on the Company's Web site at www.petro-canada.ca.

Legislative and Regulatory Requirements

The Board of Directors must act in accordance with the Company's Articles and By-Laws, the Petro-Canada Public Participation Act, the Canada Business Corporations Act, and securities, environmental and other relevant legislation.

    Canada: Proposed National Instrument 58-101 (NI 58-101), Proposed National Policy 58-201 (NP 58-201) and the TSX Corporate Governance Guidelines

    In Canada, Petro-Canada's shares are listed on the TSX. The TSX requires each listed company to annually discuss its approach to corporate governance. Petro-Canada's disclosure must refer to each of the TSX Corporate Governance Guidelines and, where the Company's approach is different from any of those guidelines or where the guidelines do not apply, must explain the differences or their inapplicability. In addition, the Canadian securities regulators have proposed NP 58-201 and NI 58-101, which also provides for detailed corporate governance guidelines and disclosure requirements. It is anticipated that NI 58-101 and NP 58-201 will be adopted and apply to fiscal years ending on or after June 30, 2005.

    Although listed companies are not yet required to provide corporate governance disclosure pursuant to NI 58-101, Petro-Canada has provided this disclosure on the Company's

24    Petro-Canada Management Proxy Circular

Web site at www.petro-canada.ca. The following table describing the Company's existing corporate governance practices complies with the TSX Corporate Governance Guidelines.

    United States: NYSE Corporate Governance Standards and SOX

    In the United States (U.S.), Petro-Canada's shares are listed on the New York Stock Exchange. As a foreign private issuer in the U.S., Petro-Canada is not required to comply with most of the NYSE Corporate Governance Standards. However, the Company is required to disclose the significant differences between its corporate governance practices and the requirements applicable to U.S. domestic issuers listed on the NYSE. In addition, as of July 31, 2005, Petro-Canada is required to comply with certain audit committee requirements set out in the NYSE Corporate Governance Standards.

    Petro-Canada is substantially in compliance with the current NYSE Corporate Governance Listing Standards and audit committee requirements. There are no significant differences between Petro-Canada's corporate governance practices and those required of U.S. domestic issuers under the NYSE Listing Standards. Petro-Canada has continued to adjust its practices to reflect the requirements of the NYSE Listing Standards and SOX. This includes commencing the process of revising the written mandates for the Board of Directors and the Board committees to provide for additional detail as to their purpose, responsibilities and procedures. In addition, the Company has instituted a whistleblower hotline for employees to anonymously report matters to the chief compliance officer and chair of the Audit, Finance and Risk Committee. Petro-Canada has a Code of Business Conduct applicable to all Directors, officers and employees and a Code of Ethics for its senior financial officers.

    Additional detail regarding Petro-Canada's alignment with the NYSE Corporate Governance Listing Standards and compliance with SOX can be found on the Company's Web site at www.petro-canada.ca.

25    Petro-Canada Management Proxy Circular

TSX GUIDELINES FOR DISCLOSURE OF CORPORATE GOVERNANCE

TSX GUIDELINE			DOES PETRO-CANADA ALIGN?	DESCRIPTION OF APPROACH

1.	The Board of Directors should assume responsibility for the stewardship of the Company, including:		Yes	•	The role of the Board of Directors is one of stewardship and to act in the best interests of the Company. In doing so, the mandate of the Board of Directors is to supervise the management of the business and affairs of the Company. The Board of Directors has delegated to the president and chief executive officer and the executive leadership team the responsibility for day-to-day operations of the Company based on compliance with the plans approved by the Board of Directors.

	(a)	Adoption of a strategic planning process;	Yes	•	The Board of Directors has ultimate oversight for adopting a strategic planning process, and monitoring performance in executing its strategies and meeting its plan objectives.
				•	Each year the Board of Directors and management participate in a strategic planning session, through which the Board of Directors reviews and approves strategic plans for the Company. To contribute to each Director's effectiveness in developing strategic plans, the Board of Directors also receives presentations from members of management and others to better understand the business and business environment of the Company.
				•	The Board of Directors receives updates from the president and chief executive officer and other members of management on strategic developments and the Company's performance vis-à-vis the strategic plan, and ensures plans are adjusted to reflect new conditions or environmental factors. The Board of Directors also reviews and approves major investments, the raising of capital, organizational restructuring and other items of significance, such as mergers, acquisitions and divestitures.

	(b)	Identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage those risks;	Yes	•	The Board of Directors has established broad guidelines for the Company's risk management activities. The Audit, Finance and Risk Committee oversees, reviews and makes recommendations to the Board of Directors regarding the process that management has in place to identify, assess and manage business risks inherent in the Company's business. These risks fall into four broad categories: business risks, operational risks, political risks, and market risks.
				•	The Audit, Finance and Risk Committee is responsible for ensuring that comprehensive policies, risk management policies and internal control systems are in place to mitigate the Company's exposures. The Committee reviews these matters on an annual basis, and ensures that the Company's internal controls and management information systems match its risk profile and comply with regulatory requirements.
				•	The Audit, Finance and Risk Committee has direct communication with the contract internal auditors and external auditors on a regular basis, including in camera meetings (without management present).

26    Petro-Canada Management Proxy Circular

(c)	Succession planning (including appointing, training and monitoring senior management);	Yes	•	The Board of Directors chooses the chief executive officer and monitors performance on an ongoing and regular basis.
			•	The Management Resources and Compensation Committee recommends to the Board of Directors the appointment of officers and annually reviews the performance of executive management.
			•	The Management Resources and Compensation Committee ensures that a comprehensive human resource strategy includes a disciplined approach to managing performance, identifying future leaders and guiding their development.
			•	The Management Resources and Compensation Committee ensures that a comprehensive succession planning review is conducted on an annual basis, and reviews the outcome to ensure that management capability is sustained. Particular focus is placed on chief executive officer succession planning, which is also reviewed by the full Board of Directors.
			•	Employees throughout the Company are encouraged to develop their capabilities through a range of initiatives. Those with the highest identified potential are enrolled in a concentrated Q1 leadership initiative, which was developed by Petro-Canada and the Richard Ivey School of Business, The University of Western Ontario in 2001. The objectives of the Q1 leadership program are to further the development of leadership within the Company, to provide recognition to key high potential leaders, and to encourage them to continue to build their careers with Petro-Canada.

(d)	Ensuring the integrity of communications between the Company and its stakeholders, including the treatment and release of Company information; and	Yes	•	The Board of Directors approves policies relating to the treatment and release of Company information in a timely and broadly disseminated basis, as required by securities laws.
			•	The Board of Directors, with assistance from the Audit, Finance and Risk Committee, approves annual and quarterly reports on the Company's performance, as well as material public communications.
			•	The Company's disclosure policies and practices ensure the full, fair and timely disclosure of information. Petro-Canada shares information with individual shareholders, institutional investors and financial analysts through its investor relations department, and to the media through its corporate communications department.
			•	Petro-Canada has a Disclosure Committee co-chaired by its executive vice-president and chief financial officer and its vice-president, general counsel and chief compliance officer.
			•	The Company's Web site, www.petro-canada.ca, contains transcripts of quarterly investor conference calls and presentations made by senior management to the investment community, as well as interim and annual reports, news releases and other investor information.
			•	Shareholders are welcome to provide feedback through the corporate secretary or by e-mail through the Company's Web site at www.petro-canada.ca.

27    Petro-Canada Management Proxy Circular

	(e) Integrity of internal control and management information systems.	Yes	•	The Audit, Finance and Risk Committee is responsible for oversight of the Company's management information systems and integrity of internal control processes. The Audit, Finance and Risk Committee reviews and approves the scope and plan for the internal audit activity, receives periodic reports and meets with the contract internal auditor on a regular basis to consider any significant findings and recommendations.

2.	A majority of the Directors should be unrelated.	Yes	•	Petro-Canada, as of the date of this circular, has 13 Directors, 12 of whom are considered unrelated. Ron A. Brenneman, president and chief executive officer of Petro-Canada, is the only related Director. Details with respect to composition and independence of the Company's Board of Directors can be found earlier in this Management Proxy Circular under "Corporate Governance Practices."

3.	The Board of Directors should be responsible for applying the definition of "unrelated Director" to the circumstances of each Director, and for annually disclosing whether the Board of Directors has a majority of unrelated Directors and an analysis of the application of the principles supporting these determinations.	Yes	•	All of the Board of Directors members, with the exception of the president and chief executive officer, are "unrelated" as such term is defined in the TSX Corporate Governance Guidelines.[1] The Board of Directors applies this definition of "unrelated" to each individual Director and discloses on an annual basis whether the Board of Directors has a majority of "unrelated" Directors.
			•	Additional information about each Director, including other directorships and share ownership, can be found earlier in this Management Proxy Circular, under "Nominees for Election to the Board of Directors."

4.	The Board of Directors should appoint a committee of Directors composed entirely of non-management Directors, a majority of whom are unrelated, with the responsibility for proposing to the Board of Directors new Director nominees and for ongoing assessment of Directors.	Yes	•	The Corporate Governance and Nominating Committee is composed entirely of unrelated Directors. The Committee is charged with proposing new candidates and assessing Directors on an ongoing basis. When considering new nominees, the Committee has a process to consider the needs of the Company, the qualifications of prospective Directors, and the need for balance on the Board of Directors as a whole. The Committee generally expects nominees to have attributes such as business management experience, special expertise in areas of strategic interest to the Company and the ability to devote the time necessary to contribute to the Board of Directors.

5.	The Board of Directors should implement a process for assessing the effectiveness of the Board of Directors as a whole, its committees and the contribution of individual Directors.	Yes	•	The Board of Directors completes a two-tiered assessment process, evaluating the effectiveness of the Board of Directors as a whole and completing self-assessments as individual members. As well, the chairs of the Management Resources and Compensation Committee and the Corporate Governance and Nominating Committee, in consultation with Board of Directors members, evaluate and set objectives for the chair of the Board of Directors. The Corporate Governance and Nominating Committee also assesses the communication between the Board of Directors and management; the Corporate Governance and Nominating Committee recommends changes, as appropriate, based on feedback from other Directors.

1
An unrelated Director:
•
is not a member of management; and
•
does not have an interest or relationship with the Company that could or could be seen to interfere with the Director's ability to act in the best interests of the Company, other than interests or relationships that result from holding shares in the Company.

28    Petro-Canada Management Proxy Circular

TSX GUIDELINE		DOES PETRO-CANADA ALIGN?	DESCRIPTION OF APPROACH

6.	An orientation and education program should be provided for new Directors.	Yes	•	The Company maintains an orientation program for new Directors and a continuing education program for all Directors.
			•	As part of the continuing education program, arrangements are made for specific briefing sessions from appropriate senior personnel and consultants to help Directors better understand the Company's business environment, strategies and operations.
			•	The Corporate Governance Handbook is a comprehensive resource regarding the Company's corporate governance. Periodically updated, the Handbook is given to Directors and to corporate officers with governance-related responsibilities.
			•	Directors are encouraged to enroll in professional development courses and are invited to participate in guided tours of the Company's facilities.

7.	The Board of Directors should examine its size with a view to determining the impact upon effectiveness and, where appropriate, should undertake a program to reduce the number of Directors to a number which facilitates more effective decision-making.	Yes	•	The Articles of the Company require the Board of Directors to be comprised of a minimum of 9 and a maximum of 13 Directors. The Board of Directors is currently comprised of 13 members, which may be increased or decreased within the minimum and maximum numbers set by the Articles by resolution of the Board of Directors, depending on the size and complexity of Petro-Canada's business, and the number of committees required to conduct the business of the Board of Directors.
			•	The current Board of Directors roster is effective, and provides a diversity of experience and viewpoints.
			•	The Corporate Governance and Nominating Committee analyzes the Board of Directors' desired expertise and background profile to ensure broadly based and diverse experience that will support the Company's strategy and operations.

8.	The Board of Directors should review the adequacy and form of the compensation of Directors, and ensure that the compensation realistically reflects the responsibilities and risk involved in being an effective Director.	Yes	•	The Corporate Governance and Nominating Committee receives advice on the competitiveness of the Company's Directors' compensation program. Details on Directors' compensation, including share ownership and minimum share ownership requirements, can be found in this Management Proxy Circular under the heading "Compensation of the Board of Directors."

9.	Committees of the Board of Directors should generally be composed of non-management Directors, a majority of whom are unrelated.	Yes	•	The Board of Directors currently has five standing committees. Each committee typically has at least five members, each of whom is unrelated. Ron A. Brenneman, president and chief executive officer of Petro-Canada, is the only related Director and is not a member of any of the committees; he is invited to attend any or all committee meetings, except the in camera portions. Each Board of Directors member generally participates on two committees and attendance is recorded (see "Meetings Held and Attendance of Directors").

29    Petro-Canada Management Proxy Circular

Audit, Finance and Risk Committee Chair: Paul D. Melnuk Members: Angus A. Bruneau, Gail Cook-Bennett, Paul Haseldonckx, James W. Simpson, Brian F. MacNeill 2004 committee meetings: nine

This committee is composed entirely of unrelated Directors. The Committee is responsible for reviewing and providing recommendations to the Board of Directors regarding the Company's accounting policies, reporting practices, internal controls, the Company's annual and interim financial statements, financial information included in the Company's disclosure documents, risk management matters, and oil and gas reserves booking and reporting. The Committee also reviews significant audit findings, material litigation and claims and any issues between management and the auditors. The Committee maintains direct relationships with the Company's contract internal auditor and external auditor. The Committee meets in camera with both the contract internal auditors and external auditors at least once per year. The Committee is responsible for recommending the appointment and compensation of the external auditors. The Committee has a policy in place that non-audit work may not be performed by the external auditor. Mr. Melnuk is the designated financial expert. The mandate of the Audit, Finance and Risk Committee can be found on the Company's Web site at www.petro-canada.ca.
Corporate Governance and Nominating Committee Chair: Guylaine Saucier Members: Claude Fontaine, Thomas E. Kierans, Brian F. MacNeill, William W. Siebens 2004 committee meetings: four

This committee is composed entirely of unrelated Directors. The Committee is responsible for overseeing the Company's corporate governance policies and procedures and reviews the propriety of the corporate governance disclosure. It also proposes to the Board of Directors, candidates to be nominated for election by Petro-Canada shareholders. The mandate of the Corporate Governance and Nominating Committee can be found on the Company's Web site at www.petro-canada.ca.
Environment, Health and Safety Committee Chair: Angus A. Bruneau Members: Maureen McCaw, Paul Haseldonckx, Brian F. MacNeill, Paul D. Melnuk, James W. Simpson 2004 committee meetings: four

This committee is composed entirely of unrelated Directors. The Committee monitors the Company's environment, health and safety performance and Total Loss Management Policy. The mandate of the Environment, Health and Safety Committee can be found on the Company's Web site at www.petro-canada.ca.

30    Petro-Canada Management Proxy Circular

Management Resources and Compensation Committee Chair: Thomas E. Kierans Members: Richard J. Currie, Claude Fontaine, Brian F. MacNeill, William W. Siebens 2004 committee meetings: five

This committee is composed entirely of unrelated Directors. The Committee is responsible for reviewing and making recommendations to the Board of Directors regarding compensation and benefit practices and management development and succession. Chief executive officer and officer performance succession and recruitment is a key accountability. The mandate of the Management Resources and Compensation Committee can be found on the Company's Web site at www.petro-canada.ca.
Pension Committee Chair: Gail Cook-Bennett Members: Brian F. MacNeill, Guylaine Saucier, Maureen McCaw, Richard J. Currie 2004 committee meetings: two

This committee is composed entirely of unrelated Directors. The Committee approves pension asset investment principles and policies, including asset mix and funding policies for the defined benefit plan and the communication policy for the defined contribution plan. The mandate of the Pension Committee can be found on the Company's Web site at www.petro-canada.ca.

10.	The Board of Directors, or a Board of Directors committee, should be responsible for developing the Company's approach to corporate governance.	Yes	•	The Corporate Governance and Nominating Committee oversees the Company's corporate governance process and governance issues to ensure the Company maintains its high standards of corporate governance.
			•	The Corporate Governance and Nominating Committee has developed a Statement of Corporate Governance, which is supported by the Board of Directors. Details of the Company's commitment to governance are described above in its Statement of Corporate Governance Practices, and are further detailed on the Company's Web site at www.petro-canada.ca.

31    Petro-Canada Management Proxy Circular

11.	The Board of Directors, together with the chief executive officer, should develop position descriptions for the Board of Directors and the chief executive officer. The Board of Directors should approve or develop the corporate objectives which the chief executive officer is responsible for meeting, and assess the chief executive officer against these objectives.	Yes	•	The Board of Directors, together with the president and chief executive officer, has enacted specific guidelines defining the scope of duties and expectations of the Board of Directors, its committees, and management. Policies, which include specific quantitative limits and criteria, outline corporate decisions requiring prior approval of the Board of Directors.
			•	The Corporate Governance and Nominating Committee conducts regular effectiveness reviews of the Board of Directors, its committees and individual Directors.
			•	Position descriptions for the chair of the Board of Directors, the president and chief executive officer and the corporate secretary have been developed. These are outlined in the Corporate Governance Handbook of Petro-Canada, which can be viewed on the Company's Web site at www.petro-canada.ca.
			•	The chairs of the Management Resources and Compensation Committee and the Corporate Governance and Nominating Committee review objectives for the chair of the Board of Directors and the president and chief executive officer for the coming year. These objectives are approved by the full Board of Directors, and the performance of these two individuals is evaluated relative to these objectives. In the case of the president and chief executive officer, the Company's overall performance for its shareholders is also considered.

12.	The Board of Directors should have in place appropriate structures and procedures to ensure that the Board of Directors can function independently of management.	Yes	•	The chair of the Board of Directors is unrelated and ensures the Board of Directors functions independently of management and acts as a liaison between the Board of Directors and management.
			•	The Board of Directors and its committees meet in camera (without management) regularly.
			•	The Board of Directors and its committees may retain outside advisors as they deem necessary.

13.	The responsibilities of the Audit Committee should be defined in detail, such that they provide appropriate guidance to committee members as to their duties. The Audit Committee should have direct channels of communication with internal and external auditors. The Audit Committee duties should include oversight of management reporting on internal controls.	Yes	•	The Audit, Finance and Risk Committee is composed entirely of unrelated Directors, each of whom is financially literate. See the description of the Committee's function and responsibilities under Guideline 9 above. Full details of the Committee's mandate can be found in the Company's 2004 Annual Information Form, under "Corporate Governance Practices", and the Company's Web site www.petro-canada.ca

32    Petro-Canada Management Proxy Circular

14.	The Board of Directors should implement a system to enable each Director to engage an outside advisor, at the Company's expense, in appropriate circumstances. The engagement of the outside advisor should be subject to approval by an appropriate committee of the Board of Directors.	Yes	•	Individual Directors may retain outside advisors, at the Company's expense, to provide advice on any matter before the Board of Directors or a Board of Directors committee or in regard to their responsibilities as directors.

33    Petro-Canada Management Proxy Circular

Submission Date for 2006 Shareholder Proposals

The Canada Business Corporations Act, which governs Petro-Canada, provides that shareholder proposals must be received by December 2, 2005, to be considered for inclusion in the Management Proxy Circular and the Form of Proxy for the 2006 Annual Meeting of shareholders, which is expected to be held on April 25, 2006.

Shareholder Feedback

Petro-Canada maintains a comprehensive investor communications program.

The Company's Web site, www.petro-canada.ca, contains a variety of corporate and investor information, including:

–
Statistical Supplement
–
Annual Information Form
–
Quarterly Reports
–
Management Proxy Circular
–
Corporate Governance Practices
–
Presentations and Webcasts
–
Dividend History
–
Petro-Canada's Code of Business Conduct
–
Petro-Canada's Principles for Investment and Operations
–
Report to the Community

We invite shareholder comments to:

  •
  Investor Inquiries
  Telephone: (403) 296-4040
  Fax: (403) 296-3061
  E-mail: investor@petro-canada.ca
  •
  General Inquiries
  Petro-Canada
  P.O. Box 2844
  Calgary, Alberta, Canada T2P 3E3
  Telephone: (403) 296-8000
  Fax: (403) 296-3030
  Web site: www.petro-canada.ca
  •
  or e-mail the Corporate Secretary,
  Hugh Hooker at hhooker@petro-canada.ca

34    Petro-Canada Management Proxy Circular

Additional Information

Management anticipates that this Management Proxy Circular and the accompanying Form of Proxy will be mailed to shareholders on or about March 24, 2005. Unless otherwise stated, information contained herein is given as at March 3, 2005.

Financial information is provided in the Company's Consolidated Financial Statements and Management's Discussion and Analysis (MD&A) for its most recently completed financial year. Copies of this Management Proxy Circular, as well as the Company's latest Annual Information Form and Annual Report (which includes the Company's audited financial statements and MD&A) for the year ended December 31, 2004, may be obtained from the Company's Web site at www.petro-canada.ca or by mail upon request from the corporate secretary, 150 - 6 Avenue S.W., Calgary, Alberta, T2P 3E3.

You may also access our disclosure documents and any reports, statements or other information that we file with the Canadian provincial securities commissions or other similar regulatory authorities through the Internet on the Canadian System for Electronic Document Analysis and Retrieval, which is commonly known by the acronym SEDAR, and which may be accessed at www.sedar.com. SEDAR is the Canadian equivalent of the U.S. Securities and Exchange Commission's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR, and which may be accessed at www.sec.gov.

Board of Directors' Approval

The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors of the Company.

Hugh L. Hooker
Associate General Counsel and Corporate Secretary

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SCHEDULE "A"

Amendment to the Employee Stock Option Plan

At the meeting, shareholders will be asked to vote on a resolution approving the amendment to the Company's Employee Stock Option Plan described below. The amendment will increase the number of shares authorized for issuance pursuant to options granted under the Employee Stock Option Plan, permitting the Company to continue using options as part of its compensation and incentive program for employees.

Background

The Company has an Employee Stock Option Plan (the Option Plan) which provides for the granting of options to purchase common shares to employees (including executive officers) of the Company or its subsidiaries. The Option Plan is an important part of the Company's compensation program, which intends not only to reward employees for superior performance and motivate them to enhance corporate value but also to retain the services of existing employees and attract talented personnel in an increasingly competitive employment market. Non-executive directors are not eligible to participate in the Option Plan.

The Company recognizes the need to strike the proper balance between having a long-term incentive program for executive officers and other employees that aligns their interests with those of shareholders and attracts and retains skilled personnel while addressing shareholder concerns about dilution caused by the regular granting of options pursuant to a stock option plan. To advance both goals, in 2004 the Company made changes to the long-term incentive program for senior management employees. For this employee group, which includes executive officers, the annual grant of stock options was reduced by about 50% and replaced by a new program, the Performance Stock Unit (PSU) Plan, as described in the "Report on Executive Compensation" in this Management Proxy Circular. Consistent with competitive practice, selected employees not in senior management are also granted stock options to recognize exceptional performance and encourage loyalty to the Company and its objectives. Further, the Company amended the Option Plan to include a Cash Payment Alternative (CPA) through which option holders can surrender vested options for cancellation in return for a direct cash payment from the Company.

As a result of the introduction of the CPA and implementation of the PSU Plan, the Option Plan generates a lower "burn rate" and the Company will experience overall reduced dilution while still fulfilling key compensation program objectives.

Terms of the Option Plan

Options granted under the Option Plan since 2004 have a term of seven years and vest at the rate of 25% per year commencing one year after the date of initial grant. Each option previously granted under the Option Plan is for a maximum term of 10 years. All options are non-transferable and non-assignable, and exercisable on terms determined by the Management Resources and Compensation Committee in its discretion at the time the option is granted. The exercise price per share cannot be less than the closing price of the common shares on the TSX on the day preceding the day the option is granted. Subject to obtaining the required regulatory or other approvals, the Option Plan provides that majority consent of option holders is required for certain changes made to the Option Plan or to outstanding options which would materially adversely affect the rights of option holders. The Management Resources and Compensation Committee may make administrative adjustments to keep option holders neutral if the share structure of the Company should be altered.

The Option Plan provides that the maximum number of common shares reserved for issuance to any one optionee shall not exceed 5% of the total number of common shares outstanding at the time of grant. The maximum number of common shares which may be issuable to insiders under the Plan when combined with any other share compensation arrangement shall be 10% of the common shares issued and outstanding (on a non-diluted basis). Unless otherwise determined at the time of grant, (1) in the event of the death or voluntary retirement of an optionee or termination of the optionee's employment without cause, all of such optionee's options shall immediately vest and the expiry of the option may be accelerated and (2) in the event of the termination of the optionee's employment with cause or the voluntary resignation of the optionee (other than at retirement), all of such optionee's options shall immediately expire.

36    Petro-Canada Management Proxy Circular

Pursuant to an amendment to the Option Plan approved by shareholders, as indicated above, the Board of Directors has the authority to include the CPA with stock option grants made after December 31, 2004. The CPA provides option holders with essentially the same amount as they would otherwise realize in exercising their options and immediately selling the common shares issued upon exercise. The Option Plan provides that the common shares subject to any option that is surrendered pursuant to the CPA feature will be available for future options granted under the Option Plan, as is the case for options which expire or are cancelled without having been exercised.

Shares Reserved and Options Granted

By resolution of the Board of Directors dated February 1, 1996, the maximum number of common shares permitted to be issued upon exercise of options granted under the Option Plan was set at 12,000,000. On January 27, 2000, the Board of Directors approved an amendment to the Option Plan to increase the maximum number of common shares issuable upon exercise of options to 22,000,000; this amendment was approved by the shareholders on May 1, 2000.

On January 27, 2005, the Board of Directors approved an amendment to the Option Plan to increase the number of common shares issuable pursuant to options by 10,000,000, subject to shareholder approval. If approved by the shareholders at the meeting, the amendment would mean that the total number of shares available for future grant under the Option Plan as of March 3, 2005, would be 11,245,255, representing 4.32% of the total number of issued and outstanding common shares of the Company.

The following shows the activity in the Option Plan which has taken place since inception, and the effect of the proposed amendment:

Share Reserve Maximum
February 1996	12,000,000
May 2000 Increase	10,000,000

Total Reserve	22,000,000

Over life of Plan:
Grants	21,742,542
Exercised	10,120,731
Cancelled – available for future grants	979,447
Expired – available for future grants	8,350

Available for Grant (March 3, 2005)	1,245,255
Plus proposed increase	10,000,000

Total Available for Future Grant	11,245,255
Total Shares Issuable Under Outstanding Options	10,634,014

Total Shares Issuable	21,879,269

Issued and Outstanding Shares as of March 3, 2005	260,358,471

Options Exercised/Total Shares Issued and Outstanding	3.89%

Total Shares Issuable Under Outstanding Options/Total Shares Issued and Outstanding	4.08%

Total Shares Issuable/Total Shares Issued and Outstanding	8.40%

In 2004, the Company granted 1,836,700 options, representing less than 0.71% of the issued and outstanding shares of the Company. If the proposed increase is not approved, the Company anticipates that it would be unable to continue its present option grant program after 2005.

37    Petro-Canada Management Proxy Circular

Recommendation

The Board of Directors recommends that shareholders vote FOR the proposed amendment to the Employee Stock Option Plan to increase the maximum number of common shares available for issuance pursuant to the Employee Stock Option Plan, so that additional stock options are available as part of the Company's compensation program to attract, retain and motivate key employees within the organization.

Shareholder Approval

Shareholders will be asked at the meeting to pass the following resolution with or without variation relating to the foregoing amendment:

    BE IT RESOLVED THAT the Petro-Canada Employee Stock Option Plan be amended to provide that the number of common shares of Petro-Canada issuable pursuant to the exercise of options be increased by 10,000,000.

To be effective, the resolution must be passed by a majority of the votes cast thereon in person and by proxy by the shareholders at the meeting. The persons designated in the enclosed Form of Proxy, unless instructed otherwise, intend to vote FOR the foregoing resolution.

38    Petro-Canada Management Proxy Circular

SCHEDULE "B"

By-Law No. 2 was initially implemented by the Company upon the privatization of Petro-Canada and the initial public offering of common shares in 1991. By-Law No. 2 was subsequently revised in 1995 upon the sale by the Government of Canada of 50% of Petro-Canada's outstanding shares.

    The purpose of By-Law No. 2, the full text of which is set out in Appendix 1 attached hereto, was to address matters in relation to Directors designated to serve on the Board of Directors by the Government of Canada. In particular, By-Law No. 2 prescribes certain rules regarding nomination and vacancy of Directors designated by the Government of Canada, and the membership of such Directors on Board of Directors committees.

    In September 2004, the Government of Canada sold its remaining interest in Petro-Canada. As a result, By-Law No. 2 has been rendered ineffective by its own terms, in that section 2.1 provides that the effective period of the By-Law shall end on:

    "the first day upon which the Minister, in trust for Her Majesty in right of Canada, is not the registered holder of voting shares of the Corporation to which are attached 10% or more of the votes that may ordinarily be cast for the election of directors of the Corporation."

    Pursuant to the Canada Business Corporations Act, the Board of Directors has the authority to repeal the Company's by-laws, and is required to submit a repeal of a by-law to the shareholders at the next meeting of shareholders. The shareholders may, by ordinary resolution, confirm or reject the repeal. The repeal of a by-law that is confirmed by shareholders is effective retroactively from the date of the resolution of the Directors approving the repeal. The Board of Directors approved the repeal of By-Law No. 2 by resolution dated January 27, 2005.

Shareholder Approval

Shareholders will be asked at the meeting to pass the following resolution with or without variation relating to the repeal of By-Law No. 2:

    BE IT RESOLVED THAT the repeal of By-Law No. 2 of Petro-Canada, as approved by the Board of Directors on January 27, 2005, is hereby ratified and approved.

To be effective, the resolution must be passed by a majority of the votes cast thereon in person and by proxy by the shareholders at the meeting. The persons designated in the enclosed Form of Proxy, unless instructed otherwise, intend to vote FOR the foregoing resolution.

39    Petro-Canada Management Proxy Circular

APPENDIX 1

BY-LAW NO. 2
OF
PETRO-CANADA
(the "Corporation")
Amended and Restated as of May 1, 2000

1.     INTERPRETATION

1.1
Expressions used in this By-law have the same meanings as corresponding expressions in the Canada Business Corporations Act.
1.2
References to articles, sections and paragraphs in this By-law refer to articles, sections and paragraphs of this By-law unless expressly stated otherwise.
1.3
References in this By-law to a "director designated by the Minister" mean a director (a) during the period prior to the first annual meeting of the Corporation after the issuance date, as defined in subsection 16(1) of the Petro-Canada Public Participation Act (the "PCPP Act"), who has been designated as such by written notice to the Corporation for purposes of this By-law by the Minister (the "Minister") designated by the Governor in Council under the PCPP Act, (b) who was, at the time of the election of directors by the shareholders of the Corporation at the most recent annual meeting of shareholders, a nominee designated by the Minister pursuant to section 5.3 or (c) who was nominated by the Minister pursuant to section 6.2 to fill a vacancy.
1.4
References in this By-law to an "affiliated person" mean a person who is a current or former officer or employee of the Corporation or of any affiliate of the Corporation or who is a current or former officer or employee of a corporation which is an associate of the Corporation at the time the person first becomes a director of the Corporation.

2.     EFFECTIVE PERIOD

2.1
This By-law shall have effect only for the period from (a) the date by which the Minister with the approval of the Governor in Council has appointed 11 directors of the Corporation pursuant to subsection 16(2) of the PCPP Act, to (b) the first day upon which the Minister, in trust for Her Majesty in right of Canada, is not the registered holder of voting shares of the Corporation to which are attached 10% or more of the votes that may ordinarily be cast for the election of directors of the Corporation.

3.     QUORUM FOR MEETINGS OF DIRECTORS

3.1
Notwithstanding section 4.2 of By-law No. 1 of the Corporation, a quorum for a meeting of the board of directors of the Corporation shall be a majority of the directors.

4.     NOMINATING COMMITTEE

4.1
Appointment.    As soon as is practicable after the commencement of the effective period of this By-law and thereafter at the first meeting of the board of directors of the Corporation following each general election of directors by the shareholders of the Corporation at an annual meeting of shareholders, the directors shall appoint from among their number a nominating committee in accordance with this Article 4.
4.2
Number and Composition.    The nominating committee shall consist of five directors made up as follows:
(a)
the Chairman of the Board or the Chief Executive Officer of the Corporation, or, if no officer of the Corporation is designated as the "Chairman of the Board" or the "Chief Executive Officer", the most senior officer of the Corporation as determined by the Board of Directors; (as amended pursuant to resolution of the Board of Directors dated September 18, 1993, confirmed by resolution of the shareholders dated May 3, 1994)
(b)
so long as the Minister is the registered holder, in trust for Her Majesty in right of Canada, of voting shares of the Corporation to which are attached more than 20% of the votes that may ordinarily be cast for the election of directors and the Minister has designated at least one of the then current directors, one of the directors designated by the Minister; provided, however, that this paragraph shall cease to apply upon the closing of a secondary offering by Her Majesty in right of Canada of common shares of the Corporation owned by Her Majesty in right of Canada (which may be sold on an instalment basis); and (as amended pursuant to resolution of the Board of Directors dated September 5, 1995, confirmed by resolution of the shareholders dated April 30, 1996)

40    Petro-Canada Management Proxy Circular

  (c)
  three other directors, or, if there is not at that time any director designated by the Minister on the nominating committee, four other directors selected by the board of directors who are neither:
  (i)
  affiliated persons; nor
  (ii)
  directors designated by the Minister. (as amended pursuant to resolution of the Board of Directors dated September 5, 1995, confirmed by resolution of the shareholders dated April 30, 1996)
4.3
Decisions.    Decisions by the nominating committee shall be by a majority vote of the members of the nominating committee.

5.     NOMINATION OF DIRECTORS

5.1
Time of Nominations.    Not later than 60 days prior to each annual meeting of shareholders of the Corporation, the nominating committee appointed in accordance with Article 4 will provide the Corporation with a list of nominees for election as directors to be included in the Corporation's management proxy circular for the meeting. (as amended pursuant to resolution of the Board of Directors dated March 2, 2000, confirmed by resolution of the shareholders dated May 1, 2000)
5.2
Officer and Minister Nominees.    The nominating committee will include in its list of nominees referred to in section 5.1:
(a)
the chief executive officer and the chief operating officer of the Corporation, or, if there are not officers of the Corporation holding each of those titles at that time or if one officer holds both titles, the officer of the Corporation who is a member of the nominating committee and another senior officer of the Corporation as determined by the nominating committee; and
(b)
the nominee or nominees designated by the Minister pursuant to section 5.3.
5.3
Nominees designated by the Minister.
(a)
Notice to the Minister.    Not later than 90 days prior to each annual meeting of shareholders of the Corporation, the nominating committee will give notice in writing to the Minister requesting the Minister to designate nominees pursuant to this section 5.3 to be included in the list of nominees referred to in section 5.1; provided that, failure of the nominating committee to give the notice required by this paragraph 5.3(a) or failure to give such notice by the specified time shall not affect the Minister's right to designate a nominee as provided in paragraph 5.3(b).
(b)
Designation by the Minister.    Not later than 75 days prior to each annual meeting of shareholders of the Corporation, the Minister may give notice in writing to the nominating committee designating the number of nominees provided for in paragraph 5.3(c) and the nominating committee will include such designated nominee or nominees in its list of nominees referred to in section 5.1; provided that the Minister may so designate only individuals who, in the opinion of the Minister, meet the requirements of section 5.5.
(c)
Number of Nominees to be Designated by the Minister.    The Minister may designate the following number of nominees pursuant to paragraph 5.3(b):
(i)
for so long as the Minister is the registered holder, in trust for Her Majesty in right of Canada, of voting shares of the Corporation to which are attached more than 20% of the votes that may ordinarily be cast for the election of directors:
A.
up to three nominees; or
B.
following the closing of a secondary offering by Her Majesty in right of Canada of common shares of the Corporation owned by Her Majesty in right of Canada (which may be sold on an instalment basis), one nominee; or
(ii)
for so long as the Minister is the registered holder, in trust for Her Majesty in right of Canada, of shares of the Corporation to which are attached 20% or less but at least 10% of the votes that may ordinarily be cast for the election of directors, one nominee. (as amended pursuant to resolution of the Board of Directors dated September 5, 1995, confirmed by resolution of the shareholders dated April 30, 1996)
5.4
Nominee Qualifications.    At least five of the nominees to be included in the nominating committee's list of nominees referred to in section 5.1 shall be individuals who, in the reasonable opinion of the nominating committee:
(a)
have significant business and administrative experience and who occupy or have occupied a position of senior executive authority and responsibility for a major enterprise and have a broad exposure to and understanding of the Canadian business community;
(b)
are not affiliated persons; and
(c)
are not current employees of Her Majesty in right of Canada or current or former officers or employees of any corporation controlled by Her Majesty in right of Canada.
5.5
Availability.    All of the nominees to be included in the nominating committee's list of nominees referred to in section 5.1 or to be appointed to fill a vacancy pursuant to Article 6 shall be individuals who, in the reasonable opinion of the nominating committee, have the ability to contribute to the broad range of issues with which the directors must deal and who are able to devote the time necessary to prepare for and attend meetings of the board of directors and committees of the board to which they may be appointed.

41    Petro-Canada Management Proxy Circular

5.6
Affiliated Persons.    The only affiliated persons who may be included in the Nominating Committee's list of nominees referred to in section 5.1 or be appointed to fill a vacancy pursuant to Article 6 shall be the officers of the Corporation referred to in paragraph 5.2(a) and one other affiliated person. (as amended pursuant to resolution of the Board of Directors dated March 2, 2000, confirmed by resolution of the shareholders dated May 1, 2000)

6.     VACANCIES

6.1
Directors who are Officers.    If at any time a vacancy occurs on the board of directors of the Corporation as a result of one of the officers of the Corporation nominated as a director pursuant to paragraph 5.2(a) ceasing to be a director, the board of directors of the Corporation shall fill such vacancy by the appointment as a director of a senior officer of the Corporation determined by the board of directors.
6.2
Directors Designated by the Minister.    If at any time a vacancy occurs on the board of directors of the Corporation as a result of one of the directors designated by the Minister ceasing to be a director, the board of directors of the Corporation shall fill such vacancy by the appointment as a director of an individual (i) who meets the requirements of section 5.4 if meeting such requirements is necessary to ensure that at least five directors meet such requirements after giving effect to such appointment, and (ii) who is designated by the Minister, if the Minister is still a registered holder, in trust for Her Majesty in right of Canada, of the requisite percentage of voting shares of the Corporation set forth in paragraph 5.3(c) so that if such director is not so designated by the Minister the number of directors designated by the Minister after the filling of such vacancy would be less than the number permitted to be designated by the Minister by paragraph 5.3(c).
6.3
Other Nominees.    If at any time a vacancy occurs on the board of directors of the Corporation as a result of a director, other than an officer of the Corporation or a nominee designated by the Minister, ceasing to be a director, the board of directors shall fill such vacancy by the appointment as a director of an individual who meets the requirements of section 5.4 if meeting such requirements is necessary to ensure that at least five directors meet such requirements after giving effect to such appointment.
6.4
Lack of Quorum.    If at any time sufficient vacancies occur on the board of directors of the Corporation so that a quorum of directors no longer remains in office, nominees shall be proposed by the nominating committee for election at the meeting of shareholders of the Corporation called pursuant to subsection 111(2) of the Canada Business Corporations Act such that the composition of the board, if such nominees are elected, will conform to the provisions of this By-law No. 2.

7.     AUDIT COMMITTEE

7.1
Appointment.    As soon as is practicable after the commencement of the effective period of this By-law and thereafter at the first meeting of directors of the Corporation following each general election of directors by the shareholders of the Corporation at an annual meeting of shareholders, the directors shall appoint from among their number an audit committee in accordance with this Article 7.
7.2
Composition.    The audit committee shall be made up of directors who meet the following criteria:
(a)
none of the members of the audit committee may be affiliated persons;
(b)
so long as the Minister is the registered holder, in trust for Her Majesty in right of Canada, of voting shares of the Corporation to which are attached more than 20% of the votes that may ordinarily be cast for the election of directors and has designated at least one of the then current directors, one of the members of the audit committee shall be one of the directors designated by the Minister; and
(c)
a majority of the members of the audit committee shall be directors other than directors designated by the Minister.

8.     OTHER COMMITTEES

8.1
Composition.    A majority of the members of any committee of directors appointed by the board of directors of the Corporation shall be directors who are neither:
(a)
affiliated persons; nor
(b)
directors designated by the Minister.
8.2
Management Resources and Compensation Committee.    As soon as is practicable after the commencement of the effective period of this By-law and thereafter at the first meeting of directors of the Corporation following each general election of directors by the shareholders of the Corporation at an annual meeting of shareholders, the directors shall appoint from among their number a committee to make recommendations from time to time to the board of directors with respect to the development and compensation of the senior management of the Corporation.

42    Petro-Canada Management Proxy Circular

8.3
Executive Committee.    If at any time the directors of the Corporation appoint from among their number an executive committee such executive committee shall consist of at least five directors made up as follows:
(a)
the chief executive officer of the Corporation, or, if no officer of the Corporation is designated as the "chief executive officer", the most senior officer of the Corporation as determined by the directors;
(b)
so long as the Minister is the registered holder, in trust for Her Majesty in right of Canada, of voting shares of the Corporation to which are attached more than 20% of the votes that may ordinarily be cast for the election of directors and the Minister has designated at least one of the then current directors, one of the directors designated by the Minister; provided, however, that this paragraph shall cease to apply upon the closing of a secondary offering by Her Majesty in right of Canada of common shares of the Corporation owned by Her Majesty in right of Canada (which may be sold on an instalment basis); and (as amended pursuant to resolution of the Board of Directors dated September 5, 1995, confirmed by resolution of the shareholders dated April 30, 1996)
(c)
the balance being directors who are neither:
(i)
affiliated persons; nor
(ii)
directors designated by the Minister.

43    Petro-Canada Management Proxy Circular

*Marque de commerce de Petro-Canada – Trademark

QuickLinks

Exhibit 99.2
Invitation to Shareholders
Notice of Annual and Special Meeting of Shareholders of Petro-Canada
VOTING AND PROXIES: COMMONLY ASKED QUESTIONS AND ANSWERS
BUSINESS OF THE MEETING
EXECUTIVE COMPENSATION
CORPORATE GOVERNANCE PRACTICES
Submission Date for 2006 Shareholder Proposals
Shareholder Feedback
Additional Information
Board of Directors' Approval
SCHEDULE "A"
SCHEDULE "B"
APPENDIX 1